SHUN TAK

Shun Tak Holdings Limited
Penthouse 39/F, West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel.: 2859 3111 Fax: 2857 7181

02 JUN -5 AM 11:21

02034597

17th May, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3–4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b) (iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Mr. Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

dlw 6/18

PROCESSED
JUN 1 9 2002
THOMSON
FINANCIAL

Daisy Ho
Director

DH/aa

Encl.

File No. 82-3357

Annex A to Letter to the SEC
dated 17 May 2002 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: _____ Annual Report, Audited Accounts and Auditors' Report Date: as of ______________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Half Yearly Report and Preliminary Announcement Date: as of ______________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	___
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: ______________	___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___
Title: Notification of Change in Registered Office Date: ______________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	___

Title: Notification of Changes in Rights attaching to Securities
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notifications of Material Events to Keep Market Fully Informed
Date: ________________ ___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of "Notifiable Transactions"
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Meetings of Board of Directors at which:
(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Reasons for Allotment of Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Repurchases of Company's Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Circular Sent to Shareholders
Date: 15 May 2002
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) X

Title: Notification of Winding Up Proceedings (or Similar Actions)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Annual General Meetings
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Filing of Annual Return
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Prospectus
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Notification of All Changes to Memorandum and Articles of Association
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Board Approvals for:
(i) decision to make or recommend declaration of distribution to security holders;
(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected
(iii) preliminary announcements of profits or losses;
(iv) proposed changes to capital structure, including redemption of securities;
(v) changes to general character of nature of business
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Individual substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Title: Corporate substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Other: ___

Title: Press Announcements

Date: 9 May 2002 and 16 May 2002
Entity requiring item: X

MMG00813

SHUN TAK

Shun Tak Holdings Limited

(incorporated in Hong Kong with limited liability)

02 JUN -5 AM 11:21

PROPOSED CONTINUING CONNECTED TRANSACTIONS

The Group has been conducting the STDM Transactions, which involve the payment of the Commission to STDM for the distribution of ferry tickets, the granting of the Discount to STDM for purchase of ferry tickets for its own account and payment of the Reimbursement to STDM at cost for its provision of services under the Wharf Arrangements. The Group has also been making payment of the CTS Commissions to CTSHK for its distribution of ferry tickets.

The Continuing Connected Transactions have been conducted pursuant to the Existing Waiver which was granted by the Stock Exchange on 28th January 1999. The Company will apply to the Stock Exchange for the New Waiver from strict compliance with Rule 14.25 for the CTS Commissions and 14.26 for the STDM Transactions in respect of the future Continuing Connected Transactions.

A circular setting out further information in respect of the STDM Transactions will be despatched to the Shareholders as soon as possible. The Extraordinary General Meeting will be convened to seek Independent Shareholders' approval for the New Waiver relating to the STDM Transactions. Details of the CTS Commissions under the New Waiver will be disclosed in the Company's next annual report.

THE STDM TRANSACTIONS

The Directors refer to the circular of the Company dated 14th January 1999 relating to the STDM Agency Agreement.

Background of the STDM Transactions

Pursuant to the STDM Agency Agreement signed on 3rd June 1999, STDM was appointed by ST-CTS as its exclusive agent for the sale of ferry tickets at the Macau Wharf and as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau. The STDM Agency Agreement and the Existing Waiver were approved by the Independent Shareholders at an extraordinary general meeting of the Company on 2nd February 1999. The independent non-executive Directors are of the view that the agency relationship between ST-CTS and STDM has been maintained on a commercial and arm's length basis and that the transactions under the STDM Agency Agreement have been conducted in the ordinary course of business, on normal commercial terms and on a fair and reasonable basis so far as the Independent Shareholders are concerned. In anticipation of the continuation of the agency relationship between ST-CTS and STDM, the Company will apply to the Stock Exchange for a New Waiver to be subject to the same conditions and cap amounts as set out under the Existing Waiver.

Set out below is a summary of the STDM Agency Agreement.

Commission

ST-CTS will continue to pay STDM a commission of 5% on the total net ticket sales generated by STDM as agent, less any discounts and commissions agreed by ST-CTS, and any fees, levies and taxes paid thereon to any government or ferry terminal operator. The Commission has been determined based on arms' length negotiations, in the normal course of business and in line with market practice.

Discount

The STDM Agency Agreement provided for a fixed discount of 12% of price of tickets sold to STDM for its own account for ferry trips between Hong Kong and Macau. ST-CTS and STDM agreed that ST-CTS will grant to STDM a discount on tickets purchased by STDM for its own account of up to a maximum of 12% (depending on the volume of the purchases). The Discount is given in the normal course of business and in accordance with market practice for the granting of discounts on bulk purchases of tickets, in order to promote the increased use of tickets by bulk purchasers.

Reimbursements

STDM will continue to provide services to ST-CTS in relation to the Wharf Arrangements pursuant to the STDM Agency Agreement. STDM will handle the payment function of the ferry operations of ST-CTS in Macau, and will be responsible for maintaining that portion of the Macau Wharf utilised by ST-CTS vessels and providing wharf services to all vessels of ST-CTS utilising the Macau Wharf. The expenses incurred by STDM in providing Wharf Arrangements services will continue to be reimbursed by ST-CTS at cost.

Terms

The STDM Agency Agreement, which was signed on 3rd June 1999, remains valid unless terminated by either party giving notice to the other party of not less than six (6) months and not more than nine (9) months to expire on the anniversary date of the agreement.

Termination of the STDM Agency Agreement by ST-CTS would require the approval of both shareholders of ST-CTS, such shareholders being subsidiaries of CTII and the Company.

Information on the historical transactions in connection with the STDM Agency Agreement has been included in the annual reports of the Company for the financial years ended 31st December 1999, 31st December 2000 and 31st December 2001.

CTS COMMISSIONS

Pursuant to the CTS Agency Agreement signed on 3rd June 1999, CTSHK was appointed by ST-CTS as a non-exclusive joint general sales agent for the sale of ferry tickets for the ferry services operated by ST-CTS. The ticket sales territory covered the PRC, including Hong Kong and Macau, but excluding Taiwan and the Macau Wharf. CTSHK, at its own cost, promotes and markets the ferry services operated by ST-CTS.

In consideration for the services provided, ST-CTS will continue to pay to CTSHK an agency commission of 2% of the total net ticket sales receipts of all routes of ST-CTS, less any discounts and concessions on ferry tickets agreed by ST-CTS, and any taxes, fees or levies paid thereon to any government or ferry terminal operator.

The CTS Agency Agreement is in force for an initial period of three years from 3rd June 1999. The agreement will be renewed automatically for successive periods of three years until terminated by either party giving notice to the other party of not less than six (6) months and not more than nine (9) months to expire at the end of the three year term. Termination of the CTS Agency Agreement requires the approval of both shareholders of ST-CTS.

Information on the historical transactions in connection with the CTS Agency Agreement has been included in the annual reports of the Company for the financial years ended 31st December 1999, 31st December 2000 and 31st December 2001.

The New Waiver

The STDM Transactions constitute connected transactions of the Company under Rule 14.26 of the Listing Rules and the CTS Commissions constitute connected transactions of the Company under Rule 14.25 of the Listing Rules.

The STDM Transactions and the CTS Commissions are expected to continue in future on a regular basis in the normal and ordinary course of business of ST-CTS and will continue to constitute connected transactions under the Listing Rules for so long as STDM and CTSHK remain connected persons of the Company. It would be impracticable and unduly burdensome for the Company to make separate press announcements in relation to the CTS Commissions and STDM Transactions, and to seek the approval of Independent Shareholders in relation to the STDM Transactions, prior to each occasion on which the relevant transactions arise, in order to comply strictly with the Listing Rules.

Accordingly, the Company has applied to the Stock Exchange for the New Waiver. The New Waiver for the STDM Transactions will be valid for 3 years and the CTS Commissions will be valid until the expiry of the CTS Agency Agreement. The New Waiver will be subject to the following conditions:

1. The Continuing Connected Transactions will be conducted on the following basis:
   (i) The agency relationships will be maintained on normal commercial terms, arm's length basis and on terms that are fair and reasonable so far as the Independent Shareholders are concerned.
   (ii) The Commission will be paid, the Discount will be given, and the Reimbursement will be paid, in accordance with the terms prescribed in the STDM Agency Agreement. The CTS Commissions will be paid in accordance with the terms prescribed in the CTS Agency Agreement.
   (iii) The aggregate value of the Commission paid to STDM will not exceed 2.5% of the total annual turnover of the Group.
   (iv) The aggregate value of the Discount granted to STDM will not exceed 4.5% of the total annual turnover of the Group.
   (v) The Reimbursement paid by ST-CTS to STDM will be on a cost basis and will not exceed 25% of the total annual turnover of the Group.
   (vi) The aggregate value of the CTS Commission will not exceed 2% of the total annual turnover of the Group.
   (vii) The Continuing Connected Transactions will be entered in the ordinary and usual course of business of the Group.
2. The independent non-executive Directors will review annually the Continuing Connected Transactions and confirm in the Company's annual report whether the relationships between ST-CTS and STDM, and ST-CTS and CTSHK, have been maintained in accordance with the relevant provisions of (1)(i) to (vii) as stated above.
3. The auditors of the Company will review annually the Continuing Connected Transactions and confirm to the Board in writing that approval of the Board has been obtained with respect to the Continuing Connected Transactions and that they have been entered into in accordance with the pricing policies of the Company as stated in the Company's financial statements and whether (1)(i) to (vii) as stated above have been complied with.
4. Relevant details of the Continuing Connected Transactions will be disclosed in the Company's annual report in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

In the event that the aggregate value of the future STDM Transactions and future CTS Commissions for any particular year should exceed the relevant cap, the New Waiver will be revoked and the relevant requirements of the Listing Rules in respect of such transactions shall be complied with in full by the Company.

CONNECTED PERSONS

Dr. Stanley Ho ("Dr. Ho"), the Group Executive Chairman, and Dr. Cheng Yu Tung ("Dr. Cheng"), a non-executive Director (Dr. Cheng together with Dr. Ho, the "Connected Persons"), have interests in STDM such that STDM is considered as an associate of the Connected Persons under the Listing Rules. The Connected Persons are also directors of STDM. By virtue of their interests in STDM, STDM constitutes a connected person of the Company under the Listing Rules. Besides the Connected Persons' interests in STDM, the Company also has a five per cent. interest in the equity of STDM. CTSHK is a fellow subsidiary of CTII, which in turn is a substantial shareholder of ST-CTS. By virtue of CTII's interest in ST-CTS, CTSHK is considered to be a connected person under the Listing Rules.

The Company is an investment holding company and its subsidiaries are principally engaged in three core businesses, comprising shipping, property and hospitality. The Directors consider that the STDM Transactions and the CTS Commissions facilitate the promotion and distribution (including bulk purchase) of ferry tickets for ST-CTS and thereby enhances the shipping business of the Group, whilst at the same time enhancing the efficiency of its operation as a result of the Wharf Arrangements services.

GENERAL

An extraordinary general meeting will be convened by the Company at which resolutions will be proposed to seek approval of, inter alia, the New Waiver relating to the STDM Transactions. Dr. Stanley Ho and Dr. Cheng, and their respective associates, as defined under the Listing Rules, will abstain from voting on the resolution in respect of the New Waiver in relation to the STDM Transactions. An independent committee of the Board will be constituted to advise the Independent Shareholders on the New Waiver in relation to the STDM Transactions. An independent financial adviser will be appointed to advise the independent committee of the Board in this regard.

A circular containing, among others, further details of the New Waiver in relation to the STDM Transactions, the recommendation of the independent committee of the Board, the letter of advice from the independent financial adviser of the Company, together with the notice convening the extraordinary general meeting for the purpose of, inter alia, seeking approval of the New Waiver in relation to the STDM Transactions, will be despatched to the Shareholders as soon as practicable.

DFINITIONS

"Board"	the board of Directors
"CTII"	China Travel International Investment Hong Kong Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"Commission"	commissions payable by ST-CTS to STDM under the terms of the STDM Agency Agreement for acting as its exclusive agent for the sale of ferry tickets at the Macau Wharf and as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau
"Company"	Shun Tak Holdings Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"Continuing Connected Transactions"	the STDM Transactions and the CTS Commissions
"CTS Agency Agreement"	an agency agreement between ST-CTS and CTSHK dated 3rd June 1999 pursuant to which ST-CTS appointed CTSHK as a non-exclusive joint general sales agent for the sale of ferry tickets for ST-CTS ferry operations
"CTS Commissions"	the commissions payable by ST-CTS to CTSHK under the terms of the CTS Agency Agreement
"CTSHK"	China Travel Service (Hong Kong) Limited, a private company incorporated in Hong Kong
"Director(s)"	the director(s) of the Company
"Discount"	discount granted by ST-CTS to STDM pursuant to the STDM Agency Agreement on ferry tickets purchased by STDM for its own account
"Existing Waiver"	the waiver from strict compliance by the Company with the disclosure requirements of Rules 14.25 and 14.26 of the Listing Rules in connection with the Continuing Connected Transactions granted by the Stock Exchange on 28th January 1999
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held to approve the conditions of the New Waiver
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	Shareholders other than Dr Stanley Ho, the Group Executive Chairman and Dr Cheng Yu Tung, a non-executive Director, and their respective associates (as defined in the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Macau Wharf"	the outer harbour terminal in Macau
"New Waiver"	the waiver being sought by the Company from strict compliance with the requirements of the Listing Rules in respect of the STDM Transactions and CTS Commissions under the STDM Agency Agreement and CTS Agency Agreement, respectively
"PRC"	People's Republic of China
"Reimbursement"	reimbursement by ST-CTS to STDM at cost for payments made, and expenses incurred, by STDM on behalf of ST-CTS in providing services in relation to the Wharf Arrangements
"Shareholder(s)"	holder(s) of the shares of the Company
"ST-CTS"	Shun Tak-China Travel Shipping Investments Ltd. (formerly known as "Ship Right Investments Limited"), a company incorporated in the British Virgin Islands and an indirect 71% subsidiary of the Company
"STDM"	Sociedade de Turismo e Diversoes de Macau S.A.R.L., a connected person of the Company under the Listing Rules
"STDM Agency Agreement"	an agency agreement entered into between ST-CTS and STDM dated 3rd June 1999, as varied in relation to the Discount whereby ST-CTS appointed STDM as its exclusive ticketing agent at the Macau Wharf and as a non-exclusive ticketing agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau
"STDM Transactions"	the payment of the Commission, the giving of the Discount and the payment of the Reimbursement under the STDM Agency Agreement
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Wharf Arrangements"	arrangements with regards to the handling of the payment function of the ferry operations of ST-CTS in Macau, the maintenance of that portion of the Macau Wharf utilised by ST-CTS vessels, and the provision of wharf services to all ST-CTS ferries at the Macau Wharf
"%"	per cent.

By Order of the Board
Dr. Ambrose So
Company Secretary

Hong Kong, 9th May 2002

Hong Kong iMail 10/5/2002.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

RESULTS OF THE RIGHTS ISSUE

The Directors are pleased to announce that 1,234 valid acceptances have been received for a total of 382,110,640 Rights Shares provisionally allotted under the Rights Issue and 938 valid excess applications have been received for a total of 425,472,010 Rights Shares, together representing approximately 207.88% of the total number of Rights Shares provisionally allotted.

All of the conditions of the Rights Issue as set out in the Prospectus have been fulfilled. It is expected that certificates in respect of the Rights Shares and refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares, without interest, will be despatched to those entitled thereto at their own risk by ordinary post on or before Tuesday, 21 May 2002. It is further expected that dealings in the Rights Shares will commence on the Stock Exchange on Thursday, 23 May 2002.

BACKGROUND

The Directors announced on 21 March 2002 that the Company proposed to raise not less than approximately HK$388.49 million before expenses by issuing not less than 388,486,782 Rights Shares and not more than 451,936,782 Rights Shares at a price of HK$1.00 per Rights Share on the basis of one Rights Share for every four Shares held on the Record Date. Unless the context requires otherwise, terms used herein shall have the same meanings as defined in the prospectus dated 29 April 2002 (the "Prospectus") in relation to the Rights Issue.

RESULTS OF THE RIGHTS ISSUE

The Directors are pleased to announce that as at 4:00 pm on Wednesday, 15 May 2002 (being the latest time for acceptance and payment for subscription of the Rights Shares), 1,234 valid acceptances of Rights Shares provisionally allotted under the Rights Issue have been received for a total of 382,110,640 Rights Shares and 938 valid excess applications have been received for a total of 425,472,010 Rights Shares. The Rights Shares provisionally allotted and accepted and the excess Rights Shares applied for amounted to 807,582,650 Rights Shares in aggregate (representing approximately 207.88% of the total number of Rights Shares provisionally allotted).

The Directors have resolved that the 6,376,142 Rights Shares available for excess applications would be allotted on the following basis:

Number of excess Rights Shares applied for	Total number of excess Rights Shares allocated	Number of successful applicants	Approximate percentage allocation (including odd lot)
1-1999	500,941	389	100.00%
2000-99,999	1,251,912	386	18.86%
100,000-999,999	1,312,743	105	3.49%
1,000,000-4,999,999	1,491,426	42	1.60%
5,000,000-9,999,999	663,000	9	1.02%
10,000,000 and above	1,156,120	7	0.52%
TOTAL	**6,376,142**	**938**	

The Directors believe that the allocation of excess Rights Shares has been made on a fair and reasonable basis.

SHAREHOLDING OF THE MAJOR SHAREHOLDERS

In accordance with the terms of their undertakings, the Major Shareholders have procured the subscription of their provisional entitlements of Rights Shares under the Rights Issue in full of 218,708,332 Rights Shares. Such Rights Shares have been subscribed by Ms. Pansy Ho, Ms. Daisy Ho and Ms. Maisy Ho (each being a Director and deemed to be a party acting in concert with the Major Shareholders), thus maintaining the shareholdings of the Major Shareholders and parties deemed to be acting in concert with them at approximately 57.86% of the enlarged issued share capital of the Company following the completion of the Rights Issue. The Major Shareholders have not applied for any excess Rights Shares.

CONDITIONS OF THE RIGHTS ISSUE, CERTIFICATES, REFUND CHEQUES AND DEALINGS

All of the conditions of the Rights Issue as set out in the Prospectus have been fulfilled. It is expected that certificates in respect of the Rights Shares and refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares, without interest, will be despatched to those entitled thereto at their own risk by ordinary post on or before Tuesday, 21 May 2002. It is further expected that dealings in the Rights Shares will commence on the Stock Exchange on Thursday, 23 May 2002.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Shun Tak Holdings Limited, you should at once hand the Circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of the Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the Circular.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

CONTINUING CONNECTED TRANSACTIONS RELATING TO THE STDM TRANSACTIONS
AND
ADOPTION OF NEW SHARE OPTION SCHEME
AND
TERMINATION OF EXISTING SHARE OPTION SCHEME

Independent Financial Adviser to the Independent Board Committee regarding continuing connected transactions relating to the STDM Transactions

CEF Capital Limited

The CEF Group

A letter from CEF Capital Limited setting out its advice and recommendations to the Independent Board Committee is set out on pages 14 to 22 of the Circular.

The notice convening an Extraordinary General Meeting to be held on Friday, 31st May 2002 at 2:40 p.m. (or so soon thereafter as the Annual General Meeting of the Company for the same date and place shall have been concluded or adjourned) at The Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, East Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong, is set out on pages 35 to 36 of the Circular. Whether or not you propose to attend the Extraordinary General Meeting, you are requested to complete and return the form of proxy enclosed in accordance with the instructions printed thereon as soon as possible and, in any event, not later than 48 hours before the time for holding the meeting or any adjourned meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the Extraordinary General Meeting if you so wish.

15th May 2002

CONTENT

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"affiliate"	a company that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company and includes any company which is (a) the holding company of the Company; or (b) a subsidiary of the holding company of the Company; or (c) a subsidiary of the Company; or (d) the controlling shareholder of the Company; or (e) a company controlled by the controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of the holding company of the Company; or (h) an associated company of the Company
"Annual General Meeting"	the annual general meeting of the Company to be held at The Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, East Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Friday, 31st May 2002 at 2:30 p.m., notice of which is set out on pages 82 to 84 of the Annual Report and Accounts for the year ended 31st December 2001
"associate"	has the meaning set out in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"CEF Capital"	CEF Capital Limited, a dealer registered with the Securities and Futures Commission under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), appointed as the independent financial adviser to the Independent Board Committee
"Circular"	the circular to Shareholders issued by the Company dated 15th May 2002
"Commission"	commissions paid by ST-CTS to STDM pursuant to the STDM Agency Agreement for acting as its exclusive agent for the sale of ferry tickets at the Macau Wharf, and as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau
"Company"	Shun Tak Holdings Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance and the shares of which are listed on the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules

"CTII"	China Travel International Investment Hong Kong Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance and the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Discount"	discounts granted by ST-CTS to STDM pursuant to the STDM Agency Agreement on ferry tickets purchased by STDM for its own account
"Existing Scheme"	the existing share option scheme of the Company adopted on 18th May 1993
"Existing Waiver"	the waiver from strict compliance by the Company with the requirements of Rule 14.26 of the Listing Rules in connection with the STDM Transactions granted by the Stock Exchange on 28th January 1999
"Extraordinary General Meeting	the extraordinary general meeting of the Company to be held at The Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, East Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Friday, 31st May 2002 at 2:40 p.m. (or so soon thereafter as the Annual General Meeting of the Company convened for the same date and place shall have been concluded or adjourned), notice of which is set out on pages 35 and 36 of the Circular, or any adjournment thereof
"FEH"	Far East Hydrofoil Company, Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance and a wholly-owned subsidiary of ST-CTS, which is a 71% owned indirect subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board comprising the independent non-executive Directors, namely, Sir Roger Lobo and Mr. Robert Kwan
"Independent Shareholders"	Shareholders of the Company who are independent of the connected persons and their respective associates

"Latest Practicable Date"	14th May 2002, being the latest practicable date prior to the printing of the Circular for ascertaining certain information contained in the Circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Macau"	the Macau Special Administrative Region of the People's Republic of China
"Macau Government"	the government of Macau
"Macau Wharf"	the outer harbour terminal in Macau
"New Scheme"	the share option scheme proposed to be adopted at the Extraordinary General Meeting, the principal terms of which are set out in Appendix I
"New Waiver"	the waiver from strict compliance by the Company with the requirements of the Listing Rules in respect of the future STDM Transactions
"Option"	means an option to subscribe for Shares granted pursuant to the New Scheme
"Participant"	means a Qualifying Grantee or his related trusts and companies
"Qualifying Grantee"	means any employee or any business-related consultant, agent, representative or advisor of the Company or any affiliate; or any person who provide goods or services to the Company or any affiliate; or any customer of the Company or any affiliate; or any business ally or joint venture partner of the Company or any affiliate
"Rights Issue"	means the rights issue of the Company as defined and described in the prospectus dated 29th April 2002 issued by the Company
"Reimbursement"	reimbursement by ST-CTS to STDM for payments made, and expenses incurred, by STDM on behalf of ST-CTS in providing the Wharf Arrangements services
"related trusts and companies"	means, in relation to a Qualifying Grantee who is an individual, a trust solely for the benefit of the Qualifying Grantee or his immediate family members, and companies controlled solely by the Qualifying Grantee or his immediate family members

"Share(s)"	ordinary share(s) of HK$0.25 each in the share capital of the Company
"Shareholder(s)"	holders of Share(s) in issue
"ST-CTS"	Shun Tak-China Travel Shipping Investments Limited (formerly named "Ship Right Investments Limited"), a company incorporated in the British Virgin Islands and a 71% indirectly owned subsidiary of the Company
"STDM"	Sociedade de Turismo e Diversoes de Macau S.A.R.L., a connected party of the Company under the Listing Rules
"STDM Agency Agreement"	an agency agreement dated 3rd June 1999 between ST-CTS and STDM, as varied in relation to the Discount on 29th April 2002, whereby ST-CTS appointed STDM as its exclusive ticketing agent at the Macau Wharf, and a non-exclusive ticketing agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau
"STDM Transactions"	the payment of the Commission, the giving of the Discount and the payment of the Reimbursement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wharf Arrangements"	arrangements with regards to the handling of the payment function of the ferry operations of ST-CTS in Macau, the maintenance of that portion of the Macau Wharf utilised by ST-CTS vessels and the provision of wharf services to all ST-CTS ferries at the Macau Wharf
"HK$ and cents"	Hong Kong dollar and cents respectively, the lawful currency of Hong Kong
"%"	per cent

SHUN TAK

SHUN TAK HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Sir Roger Lobo **
Mr. Robert Kwan **
Dr. Cheng Yu Tung *
Mrs. Mok Ho Yuen Wing, Louise *
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho

* *Non-Executive Directors*
** *Independent Non-Executive Directors*

Registered Office:
Penthouse, 39th Floor,
West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

15th May 2002

To the Shareholders

Dear Sirs or Madam,

CONTINUING CONNECTED TRANSACTIONS RELATING TO THE STDM TRANSACTIONS AND ADOPTION OF NEW SHARE OPTION SCHEME AND TERMINATION OF EXISTING SHARE OPTION SCHEME

INTRODUCTION

The continuing connected transactions relating to the STDM Transactions have been conducted pursuant to the Existing Waiver whereby the Stock Exchange waived for a period of three years the obligations of the Company to strictly comply with certain disclosure and Independent Shareholders approval requirements under the Listing Rules.

On 9th May 2002, the Directors announced that in view of the continuation of the agency relationship between ST-CTS and STDM pursuant to the STDM Agency Agreement, the Company has

applied to the Stock Exchange for a New Waiver. Pursuant to the STDM Agency Agreement, STDM will continue to receive a commission for the distribution of ferry tickets, receive discounts for purchase of ferry tickets for its own account, and handle the payment and income collection functions in Macau and provide maintenance and other services at the Macau Wharf on behalf of the Group in the ordinary and usual course of the Group's business.

The connected persons, being Dr. Stanley Ho (the Group Executive Chairman) and Dr. Cheng Yu Tung (a non-executive Director), have equity interests in, as well as are directors of, STDM. By virtue of their interests in STDM, STDM is considered to be a connected person of the Company. Accordingly, the STDM Transactions will constitute continuing connected transactions of the Company.

In addition, in compliance with recent changes to the Listing Rules, the New Scheme is proposed to be adopted to replace the Existing Scheme.

The purpose of the Circular is to provide further information to the Shareholders on the New Waiver and the proposed New Scheme, including the letter of advice from the Independent Board Committee and the opinion and recommendations of CEF Capital in relation to the New Waiver, and to give you notice of the Extraordinary General Meeting convened to approve the New Waiver and the New Scheme, and to terminate the Existing Scheme.

STDM AGENCY AGREEMENT

Pursuant to the STDM Agency Agreement, STDM was appointed by ST-CTS as its exclusive agent for the sale of ferry tickets at the Macau Wharf, and a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau. The STDM Transactions involve the payment of the Commission, the granting of the Discount and the payment of the Reimbursement.

The STDM Agency Agreement and the Existing Waiver were approved by the Independent Shareholders at the extraordinary general meeting held on 2nd February 1999. The independent non-executive Directors are of the view that the agency relationship between STDM and ST-CTS has been maintained on a commercial and arm's length basis, and that the transactions under the STDM Agency Agreement have been conducted in the ordinary course of business, on normal commercial terms, and on a fair and reasonable basis so far as the Independent Shareholders are concerned.

The STDM Transactions have been conducted pursuant to the Existing Waiver whereby the Stock Exchange waived for a period of three years the obligations of the Company to strictly comply with certain disclosure and Independent Shareholders approval requirements under the Listing Rules. Under the terms of the Existing Waiver, the cap amounts of the STDM Transactions are subject to, among others, a review on or before the third anniversary of the STDM Agency Agreement. In view of the continuation of the agency relationship between STDM and ST-CTS pursuant to the STDM Agency Agreement, the Company has applied to the Stock Exchange for the New Waiver. The New Waiver will be subject to the same conditions and cap amounts as set out under the Existing Waiver.

Commission

ST-CTS will continue to pay STDM a commission of 5% on the total net ticket sales generated by STDM as agent, less any discounts and commissions granted to independent purchasers and agents, respectively, agreed by ST-CTS, and less any fees, levies and taxes paid thereon to any government or ferry terminal operator. The Commission has been determined based on arm's length negotiations, in the normal course of business and in line with market practice.

Discount

The STDM Agency Agreement provides for a Discount fixed at 12% of price of tickets purchased by STDM for its own account for ferry trips between Hong Kong and Macau. ST-CTS and STDM agreed on 29th April 2002 that ST-CTS will grant to STDM a discount of up to a maximum of 12% (depending on the volume of tickets and the class of tickets purchased) on tickets purchased by STDM for its own account. The Discount is given in the normal course of business and is in accordance with market practice for the granting of discounts on bulk purchases of tickets in order to promote the increased use of tickets by bulk purchasers.

Reimbursement

STDM will continue to provide the Wharf Arrangements services to ST-CTS pursuant to the STDM Agency Agreement. STDM will handle the payment function of the ferry operations of ST-CTS in Macau and will be responsible for that portion of the Macau Wharf utilised by ST-CTS vessels and the provision of wharf services to all vessels of ST-CTS utilising the Macau Wharf. The expenses incurred by STDM in providing the Wharf Arrangements services will continue to be reimbursed by ST-CTS at cost.

Term

The STDM Agency Agreement, which was signed on 3rd June 1999, remains valid unless terminated by either party giving notice to the other party of not less than six months and not more than nine months to expire on the anniversary date of such agreement. Termination of the STDM Agency Agreement by ST-CTS would require the approval of both shareholders of ST-CTS, which shareholders are subsidiaries of CTII and the Company.

Reasons for the STDM Agency Agreement

STDM has historically been the largest ticketing agent of FEH which is a wholly-owned subsidiary of ST-CTS. The appointment of STDM as a ticketing agent enables ST-CTS to distribute ferry tickets in a cost-effective manner, especially at the Macau Wharf where STDM is its exclusive agent, without itself having to operate separate ticket offices or outlets. STDM also distributes ferry tickets at the Lisboa Hotel and the Macau International Airport.

STDM also purchases ferry tickets for its own account from ST-CTS for its casino and hotel promotion activities, and is the largest customer of ST-CTS.

The Commission will be paid, and the Discount will be given, in the ordinary and usual course of business by ST-CTS in its operation of passenger ferry services. The payment of commissions to ticketing agents is in line with market practice for remunerating ticket agents. The granting of discounts to bulk purchasers is done in accordance with market practice for the purpose of promoting bulk purchase of tickets. Currently, commissions are paid and discounts are given by ST-CTS to other ticketing agents and bulk purchase customers, respectively.

The Directors (including the independent non-executive Directors) consider that the terms of the Commission, the Discount and the Reimbursement are fair and reasonable and are in the interests of the Company.

HISTORICAL PRACTICE OF FEH ON COMMISSIONS, DISCOUNTS AND WHARF ARRANGEMENTS

It is industry practice to pay commissions to ticketing agents and grant bulk purchase discounts to purchasers of ferry tickets.

Commissions paid to ticketing agents range from less than 1% to 22.1% of the ticket revenue generated by such agents for ST-CTS, with an average of approximately 8.7%, which rate is determined primarily by reference to the quantity of tickets distributed. STDM has historically been the largest ticketing agent of ST-CTS. In the year ended 31st December 2001, the ticket revenues generated by STDM as agent represented over 25% of the total ticket sales of ST-CTS.

Discounts granted to bulk purchase customers of ST-CTS (excluding STDM) range from less than 1% to 37.4% of the price of ferry tickets sold. The rates of discount for different customers vary and is determined primarily by reference to a customer's historical relationship with ST-CTS, the stability of a customer's demand and the quantity of tickets purchased. In the year ended 31st December 2001, STDM purchased approximately 29% of the total ticket sales of ST-CTS.

STDM has historically handled the payment function of the ferry operations of FEH in Macau and has been responsible for maintaining that portion of the Macau Wharf utilised by FEH and providing wharf services to all FEH's vessels utilizing the Macau Wharf. STDM settles the expenses incurred in the FEH operations, which are then reimbursed by FEH to STDM on a cost basis. Expenses incurred by FEH's operations include utility expenses, government levy and duties, repair and maintenance, cleaning and staff costs, etc. The Reimbursement to STDM for the year ended 31st December 2001 amounted to approximately HK$150 million.

ARRANGEMENTS FOR CONTINUING CONNECTED TRANSACTIONS

The STDM Transactions constitute connected transactions and would require disclosure in accordance with Chapter 14 of the Listing Rules and the prior approval of the Independent Shareholders. As these transactions will occur on a regular and continuing basis, strict compliance with the disclosure and Independent Shareholders approval requirements under Rule 14.26 of the Listing Rules would be impractical and costly to the Company.

Since the STDM Transactions are on normal commercial terms and will continue to be in the normal and usual course of business of ST-CTS, an application has been made to the Stock Exchange to seek a waiver from the strict compliance with the disclosure and Independent Shareholders approval requirements of Rule 14.26 of the Listing Rules for the future STDM Transactions. The New Waiver will be valid for 3 years on the basis that the Company will comply with the following conditions:

(1) The STDM Transactions will be conducted on the following basis:

(i) The agency relationship will be maintained on normal commercial terms, arm's length basis and on terms that are fair and reasonable so far as the Independent Shareholders are concerned.

(ii) The Commission will be paid, the Discount will be given, and the Reimbursement will be paid in accordance with the terms prescribed in the STDM Agency Agreement.

(iii) The annual aggregate value of the Commission paid to STDM will not exceed 2.5% of the total annual turnover of the Group.

(iv) The annual aggregate value of the Discount granted to STDM will not exceed 4.5% of the total annual turnover of the Group.

(v) The annual Reimbursement paid by ST-CTS to STDM will be on a cost basis and will not exceed 25% of the total annual turnover of the Group.

(vi) The STDM Transactions will be entered in the ordinary and usual course of business of the Group.

(2) The independent non-executive Directors will review annually the STDM Transactions and confirm in the Company's annual report whether the relationship between ST-CTS and STDM has been maintained in accordance with (1)(i) to (vi) as stated above.

(3) The auditors of the Company will review annually the STDM Transactions and confirm to the Board in writing that approval of the Board has been obtained with respect to such transactions and that they have been entered into in accordance with the pricing policies of the Company as stated in the Company's financial statements and whether (1)(i) to (vi) as stated above have been complied with.

(4) Relevant details of the STDM Transactions will be disclosed in the Company's annual report in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

In the event that the aggregate value of the future STDM Transactions for any particular year should exceed the relevant cap, the New Waiver will be revoked and the relevant requirements of the Listing Rules in respect of such transactions shall be complied with in full by the Company.

CONNECTED PERSONS

Dr. Stanley Ho ("Dr. Ho") (the Group Executive Chairman) and Dr. Cheng Yu Tung ("Dr. Cheng") (a non-executive Director) (Dr. Cheng together with Dr. Ho, the "Connected Persons"), have interests in STDM such that STDM is considered as an associate of the Connected Persons under the Listing Rules. The Connected Persons are also directors of STDM. By virtue of their interests in STDM, STDM constitutes a connected person of the Company under the Listing Rules. In addition to the Connected Persons' interests in STDM, the Company also has a 5% interest in the equity of STDM.

The Company is an investment holding company and its subsidiaries are principally engaged in three core businesses, comprising shipping, property and hospitality. The Directors consider that the STDM Transactions facilitate the promotion and distribution (including bulk purchase) of ferry tickets for ST-CTS and thereby enhance the shipping business of the Group, whilst at the same time, enhancing the efficiency of its operations as a result of the Wharf Arrangements services.

THE NEW SCHEME

The Directors propose to adopt the New Scheme which will be put to the Shareholders for approval at the Extraordinary General Meeting to be held on 31st May 2002. The existing issued share captial as at the Latest Practicable Date is 1,553,947,128 Shares. The maximum number of Shares which can be granted pursuant to the New Scheme as at the Latest Practicable Date is 155,394,712 Shares. Assuming the Rights Issue becomes unconditional at 6:00 p.m. on 16th May 2002, which is the latest time for the Rights Issue to become unconditional, the maximum number of Shares which can be granted on 31st May 2002 pursuant to the New Scheme, if approved at the Extraordinary General Meeting, is 194,243,391 Shares.

The New Scheme constitutes a share option scheme governed by Chapter 17 of the Listing Rules and the adoption of the New Scheme is subject to the approval of the Shareholders at the Extraordinary General Meeting.

Application has been made to the Stock Exchange to approve the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of Options granted under the New Scheme. Implementation of the New Scheme is subject to such approvals for listing and permission to deal being granted.

The Directors believe that attracting and motivating high quality personnel is key to the success and growth of the Company. The Existing Scheme, which is set to expire on 17th May 2003, permits the Company to grant options to employees and executive directors of the Company or of any wholly-owned subsidiaries. The Directors believe that the New Scheme could provide Qualifying Grantees, which would include a broader group than those eligible under the Existing Scheme, with opportunities to participate in the growth of the Company by acquiring Shares in the Company. This incentive will assist in attracting and retaining Qualifying Grantees who have contributed to the success of the Company. This may be achieved by granting Options to Qualifying Grantees who are regarded as valuable human resources of the Group based on factors such as years of service, work

experience and knowledge in the industry, or who have contributed to the growth and success of the Group based on their performance, provision of goods and services, term of relationship with the Group and other relevant factors. The rules of the New Scheme provide that the Board is empowered with the authority to determine the terms and conditions of any Option based, in each case, on such relevant factors as the Board considers appropriate. The Board believes that its authority under the New Scheme to specify a minimum holding period and/or performance targets as conditions of any Option granted, the requirement for a minimum subscription price, and the selection criteria prescribed by its rules, will serve to protect the value of the Company and achieve the purpose of the New Scheme.

It is proposed that subject to the adoption of the New Scheme, the Existing Scheme be terminated with effect from the adoption of the New Scheme. As at the Latest Practicable Date, the Company has granted options relating to 133,140,000 Shares under the Existing Scheme which represents approximately 8.57% of the issued share capital of the Company. Of these options, options relating to 40,208,750 Shares have been exercised; options relating to 21,300,000 Shares have been cancelled; options relating to 11,831,250 Shares have lapsed; and options relating to 59,800,000 Shares are valid and outstanding and will remain valid under that scheme after that scheme is terminated. The Board has no present intention to grant additional options under the Existing Scheme from the Latest Practicable Date up to the date of the Extraordinary General Meeting.

The Directors consider that it is not appropriate to state the value of all Options that can be granted pursuant to the New Scheme as if they had been granted at the Latest Practicable Date. The Directors believe that any statement regarding the value of the Options as at the Latest Practicable Date will not be meaningful to the Shareholders, taking into account the number of variables which are crucial for the calculation of the Option value which have not been determined. Such variables include the exercise price, exercise period, any minimum holding period, any performance targets set and other relevant variables.

A summary of the principal terms of the New Scheme is set out in Appendix I to the Circular. This serves as a summary of the terms of the New Scheme but does not constitute the full terms of the same. The full terms of the New Scheme may be inspected at the registered office of the Company during normal business hours at Penthouse, 39/F, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong from the date of the Circular up to and including 30th May 2002 and at the Extraordinary General Meeting.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

The notice of the Extraordinary General Meeting, which contains the ordinary resolutions to approve the New Waiver, to adopt the New Scheme and to terminate the Existing Scheme, is set out on pages 35 to 36 of the Circular.

Dr. Stanley Ho and Dr. Cheng Yu Tung, and their respective associates as defined under the Listing Rules, will abstain from voting on the New Waiver at the Extraordinary General Meeting.

A form of proxy for use at the Extraordinary General Meeting is enclosed. You are requested to complete the form of proxy and return the same to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the Extraordinary General Meeting, whether or not you intend to be present at the Extraordinary General Meeting. By completing and returning the form of proxy, you will not be precluded from attending and voting in person at the Extraordinary General Meeting should you so wish.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement of the outcome of the Extraordinary General Meeting concerning the resolutions relating to the adoption of the New Scheme and the termination of the Existing Scheme on the business day following the date of the Extraordinary General Meeting.

RECOMMENDATIONS

The Directors believe that the proposals for adoption of the New Scheme and the termination of the Existing Scheme are in the interests of the Company and the Shareholders. Accordingly the Board recommends that the Shareholders should vote in favour of the Second Ordinary Resolution and the Third Ordinary Resolution set out in the notice of the Extraordinary General Meeting.

Independent Shareholders are advised to read carefully the advice of the Independent Board Committee and the opinion of CEF Capital in relation to the New Waiver.

FURTHER INFORMATION

Your attention is drawn to the texts of the letters from the Independent Board Committee and from CEF Capital containing their respective recommendations regarding the New Waiver and to the additional information set out in the appendices to the Circular.

By the Order of the Board
Dr. Ambrose So
Company Secretary

SHUN TAK

SHUN TAK HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

To the Independent Shareholders

15th May 2002

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS STDM TRANSACTIONS PURSUANT TO THE STDM AGENCY AGREEMENT

As the Independent Board Committee, we have been appointed to advise you in connection with the New Waiver, details of which are set out in the letter from the Board contained in the Circular to the Shareholders dated 15th May 2002, of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms of the New Waiver and the advice of CEF Capital in relation thereto as set out on pages 14 to 22 of the Circular, we are of the opinion that the terms of the New Waiver are fair and reasonable so far as the Independent Shareholders are concerned.

Yours faithfully,
Independent Board Committee

Sir Roger Lobo
Director

Robert Kwan
Director

The following is the text of the letter from CEF Capital Limited, the Independent Financial Adviser to the Independent Board Committee, prepared for the purpose of incorporation in this circular.

TELEPHONE: (852) 2846 3688
FAX: (852) 2877 0559

The CEF Group
CEF CAPITAL LIMITED
SUITE 2001, 20/F CHEUNG KONG CENTER
2 QUEEN'S ROAD CENTRAL
HONG KONG

The Independent Board Committee
Shun Tak Holdings Limited
Penthouse, 39th Floor
West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

15 May 2002

Dear Sirs or Madam

CONTINUING CONNECTED TRANSACTIONS RELATING TO THE STDM TRANSACTIONS

We refer to the circular dated 15 May 2002 issued to the Shareholders (the "Circular") of which this letter forms part, and to our appointment as the independent financial adviser to the Independent Board Committee in respect of the continuing connected transactions relating to the STDM Transactions, details of which are set out in the Letter from the Board contained in the Circular. Terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires. As the independent financial adviser to the Independent Board Committee, our role is to give an independent advice as to whether or not the terms of the New Waiver are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned.

By virtue of the fact that Dr. Stanley Ho (the Group Executive Chairman) and Dr. Cheng Yu Tung (a non-executive Director of the Company) have interests in STDM, the STDM Agency Agreement has constituted and will continue to constitute a connected transaction of the Company pursuant to Chapter 14 of the Listing Rules until its termination. The STDM Transactions pursuant to the STDM Agency Agreement would require, in accordance with Chapter 14 of the Listing Rules, prior approval of the Independent Shareholders and compliance with certain disclosure requirements.

As referred to in the Circular, the Company has applied to the Stock Exchange for the New Waiver with the Annual Caps (as defined hereinafter) from strict compliance with Rule 14.26 of the Listing Rules in relation to the STDM Transactions.

Details of the STDM Transactions were contained in the circular of the Company dated 14 January 1999 ("the 1999 Circular"). The ordinary resolutions to approve the STDM Agency Agreement, the STDM Transactions thereunder, and the terms of the Existing Waiver were passed by the then Independent Shareholders at the extraordinary general meeting of the Company held on 2 February 1999.

In formulating our advice and recommendation in this letter regarding the terms of the New Waiver, we consider that we have been provided with sufficient information on which to form a reasonable basis for our advice. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any fact or circumstance which would render the information provided and representations and opinions made to us untrue, inaccurate or misleading. Having made all reasonable enquiries, the Directors have further confirmed that, to the best of their knowledge, they believe there are no other facts or representations the omission of which would make any statements in the Circular, including this letter, misleading. We have not, however, carried out any independent verification of the information provided by the Directors and the Company, nor have we conducted an independent investigation into the business and affairs of the Company. We have also assumed that the statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the respective dates of the despatch of the Circular and the holding of the Extraordinary General Meeting.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our advice to the Independent Board Committee as regards the terms of the New Waiver so as to provide our recommendation, we have taken the following principal factors into account.

REASONS AND BENEFITS OF THE STDM AGENCY AGREEMENT

Importance of shipping activities to the Group

Since its establishment in 1972, shipping operations have been one of the Group's core businesses. The shipping division is the historic foundation of the growth of the Group. In 1964, the Group inaugurated ferry services between Hong Kong and Macau after the Macau Government granted an exclusive casino franchise to STDM which expired in March 2002. STDM, through its subsidiary, Sociedade de Jogos de Macau, S.A., was recently selected by the Macau Government as one of three concessionaires to engage in casino gaming operations in Macau from 1 April 2002 to 31 March 2020.

In a strategic move in June 1999 to strengthen its shipping activities and to expand market share, the Company and CTII formed a joint venture company, ST-CTS, in which the Company and CTII hold 71% and 29% of the shareholding, respectively. As disclosed in the 1999 Circular, STDM has historically been the largest ticket agent of FEH (a wholly-owned subsidiary of ST-CTS) and the appointment of STDM as a ticketing agent enabled ST-CTS to distribute ferry tickets in a cost effective manner, especially at the Macau Wharf where STDM is its exclusive agent, without itself having to operate separate tickets offices or outlets. STDM also distributes ferry tickets at the Lisboa Hotel and the Macau International Airport. STDM also purchases ferry tickets from ST-CTS for its own account for its casino and hotel promotion activities and remains the largest customer of ST-CTS.

In the 7-month period between 3 June 1999 (the date of the STDM Agency Agreement) to 31 December 1999 (the "First Operating Period") and the subsequent two years ended 31 December 2000 ("Year 2000") and 31 December 2001 ("Year 2001") (collectively the "Track Record Period"), the turnover of the shipping division amounted to approximately $764 million, approximately HK$1,409 million and approximately HK$1,358 million, respectively. It is noted that the shipping division yielded an operating profit of approximately HK$52 million during the First Operating Period; approximately HK$118 million in Year 2000 due to growth in passengers and load factor despite a substantial increase in fuel price; and approximately HK$165 million in Year 2001 due to a substantial decrease in fuel cost and effective cost control measures.

The shipping activities represented an average of approximately 35% and approximately 20% of the Group's turnover and operating profits, respectively, during the Track Record Period, signifying its importance to the Group. In this regard, we are of the view that it is important for the Group to maintain a steady stream of revenue from its shipping activities which is assisted by its relationship with STDM as a reliable business partner.

Since ST-CTS is the largest shipping operator between Hong Kong and Macau, and STDM is the leading provider of tourism services in Macau with various outlets for the distribution of ferry tickets, we consider that it is in the Group's interest to continue its business relationship with STDM. The Group anticipates that the opening up of the gaming industry will generate new investments in entertainment, tourism and cultural projects in Macau. This will in turn reinforce tourism interest and the Group anticipates enhanced shipping traffic between Hong Kong and Macau. The relationship with STDM, through its subsidiary, as one of the three gaming concessionaires in Macau, is a valuable relationship and one which, in our view, is reasonable for ST-CTS to continue to maintain pursuant to the STDM Agency Agreement. STDM also contributes to the operational efficiency of the Group's shipping operations through its Wharf Arrangements services for which the Group reimburses STDM on a cost basis.

Having regard to the above, we are of the view that it is essential for the Group to continue to develop, and to capture business opportunities arising from, its relationship with STDM, and to maintain the operational efficiency contributed by STDM by observing the terms of the STDM Agency Agreement. In this respect, we consider the STDM Transactions to be fair and reasonable so far as the Independent Shareholders are concerned.

RATIONALE FOR THE STDM TRANSACTIONS

In the commercial business environment of a going concern, one of the objectives is to boost turnover so as to improve operational efficiency and achieve profit enhancement. Adequate measures such as, but no limited to, offering incentive commissions and granting discounts (particularly for bulk purchases) are an industry practice which are in the normal and usual course of business.

Commission offered to STDM

In accordance with the STDM Agency Agreement, ST-CTS has paid and will continue to pay to STDM a commission of 5% on the total net ticket sales generated by STDM as agent, less any discounts and commissions granted to independent purchasers and agents, respectively, otherwise

agreed by ST-CTS, and less any fees, levies and taxes paid thereon to any government or ferry terminal operator. Based on the information provided by the Company, we are advised that commissions paid to other ticket agents independent of ST-CTS during the Track Record Period ranged from less than 1.0% to 22.1% of the ticket revenue generated by such agents for ST-CTS with an average of approximately 8.7%. Such rate is also determined by reference to the quantity of tickets distributed by the respective agents.

During the Track Record Period, STDM, as agent, generated ticket revenues of approximately HK$204 million during the First Operating Period, HK$337 million in Year 2000 and HK$291 million in Year 2001, as compared with the Group's total ticket revenues of approximately HK$744 million, HK$1,328 million and HK$1,230 million, respectively. The ticket revenues generated by STDM as agent represent an average of over 25% of the total tickets sales of ST-CTS. It is noted that STDM is the single largest ticketing agent of ST-CTS and it is efficient and cost effective for ST-CTS to appoint STDM as its exclusive agent at the Macau outer harbour terminal, and as a non-exclusive agent at directly operated ticketing counters in the rest of Macau. For the other independent agents with sales closest to STDM, ST-CTS offered commissions of approximately 9.7% during the Track Record Period. In this regard, we consider that it is fair and reasonable to continue to leverage upon STDM's demonstrated strength in ticket sales by continuing the commission rate of 5% as an incentive and that to do so is in the interest of the Company and its Shareholders (including the Independent Shareholders).

Discount provided to STDM

During the Track Record Period, the discount offered to STDM has been fixed at 12% of the price of the tickets purchased by STDM for its own account for ferry trips between Hong Kong and Macau. ST-CTS and STDM agreed on 29 April 2002 that the Discount offered will be up to a maximum of 12% (depending on the volume of the purchases and the class of tickets purchased). Based on the statistics provided by the Company, discounts granted to bulk purchasers independent of ST-CTS ranged from less than 1.0% to 37.4% by reference to their historical relationships with ST-CTS, the stability of their demand and the quantity of tickets purchased. Based on the information provided by the Company, the monetary value of the Discount offered to STDM was approximately HK$21 million during the First Operating Period, approximately HK$40 million in Year 2000 and approximately HK$43 million in Year 2001. Since STDM is the single largest customer of ST-CTS, we are of the view that the granting of the Discount at the rate of up to 12%, which lies at the lower third of the range of discount (given the upper range is over 37%) granted to other bulk purchasers independent of ST-CTS, is fair and reasonable so far as the Company and its Shareholders (including the Independent Shareholders) are concerned.

Reimbursement to STDM for providing Wharf Arrangements services

Since well before the formation of ST-CTS in June 1999, STDM had been handling the payment function of the Group's ferry operations in Macau and had been responsible for maintenance of that portion of the Macau Wharf utilised by FEH's vessels, and the provision of wharf services to all FEH

vessels at the Macau Wharf. Upon the formation of ST-CTS in June 1999, the STDM Agency Agreement documented the continuation of these arrangements in relation to the operations of ST-CTS. The expenses incurred by STDM in providing its Wharf Arrangements services continue to be reimbursed by ST-CTS at cost.

We are advised by the Company that the Wharf Arrangements services have been efficiently and smoothly provided by STDM. We believe this continuing arrangement will avoid the need for ST-CTS to incur extra administrative and management overheads which it would otherwise be obliged to incur if it undertook the functions currently performed by STDM at the Macau Wharf. In this regard, we believe that this is in the interest of the Company and its Shareholders (including the Independent Shareholders) for the Wharf Arrangements services to continue to be performed by STDM. Moreover, given that the expenses are reimbursed to STDM on a dollar-to-dollar basis, we consider that payment of the Reimbursement is fair and reasonable.

PROPOSED TERMS OF THE NEW WAIVER

As stated in the Letter from the Board, the Company has applied for the New Waiver and proposed the annual caps ("Annual Caps") in relation to the STDM Transactions as follows:

i. the annual aggregate value of the Commission to be paid to STDM will not exceed 2.5% of the total annual turnover of the Group for each relevant year;

ii. the annual aggregate value of the Discount to be paid to STDM will not exceed 4.5% of the total annual turnover of the Group for each relevant year; and

iii. the annual aggregate value of the Reimbursement to be paid by ST-CTS to STDM will be on a cost basis and will not exceed 25% of the total annual turnover of the Group for each relevant year.

After discussion with the senior management of ST-CTS and the Company, we understand that the renewal of the Annual Caps has been determined after taking into account the following considerations:

i. the value of ferry ticket sales generated by STDM as agent of ST-CTS during the Track Record Period;

ii. the value of ferry tickets purchased by STDM for its own account during the Track Record Period;

iii. average pricing of the ferry tickets determined by ST-CTS during the Track Record Period and pricing of ferry tickets by ST-CTS for the relevant financial year;

iv. the amount of the Reimbursement paid to STDM for the Wharf Arrangements services during the Track Record Period; and

v. historical passenger arrivals statistics by the Macau Government for the three years ended 31 December 2001.

Though the limits imposed under Existing Waiver have not been fully utilized due to the fact that during the Track Record Period, there were substantial increases in the turnover contributed by the property division of the Group, we consider that it is reasonable for the Company to have an adequate buffer to maintain a certain degree of flexibility in relation to the STDM Transactions. We also note that the percentages of the Annual Caps for the New Waiver are identical to those in the Existing Waiver which were approved by the Stock Exchange in January 1999 and the then Independent Shareholders at the extraordinary general meeting in February 1999. We are of the view that the Annual Caps are in the interest of the Company and are fair and reasonable as far as the Independent Shareholders are concerned.

Given the above, and the fact that STDM is the exclusive operator of the Macau Wharf and remains the single largest customer of ST-CTS, and that the STDM Transactions will continue to form an essential element of the Group's core shipping business and were entered into on normal commercial terms, we are of the view that the terms of the New Waiver, including the Annual Caps, are in the interests of the Company and are fair and reasonable so far as the Shareholders (including the Independent Shareholders) are concerned.

BASIS OF THE STDM TRANSACTIONS

We consider that the STDM Transactions arising from the STDM Agency Agreement technically constitute connected transactions pursuant to Chapter 14 of the Listing Rules. In this respect, we consider that the STDM Transactions have been, and will be, of a continuing nature in the Group's normal course of business. As stated in the Letter from the Board, the Directors consider that it would be impractical and costly to make disclosure, and to seek the approval of the Independent Shareholders, in respect of the STDM Transactions on each occasion they arise. Accordingly, the Company has applied to the Stock Exchange for the New Waiver for a period of three years (the "Waiver Period") from strict compliance with the disclosure and Independent Shareholders approval requirements under Chapter 14 of the Listing Rules.

Conditions of the STDM Transactions

We note that the STDM Transactions are subject to a number of conditions as set out in the paragraph headed "Arrangements for Continuing Connected Transactions" in the Letter from the Board. In particular, the following conditions are crucial in ascertaining that future STDM Transactions will be conducted on fair and reasonable terms:

1. The STDM Transactions will be conducted on the following basis:

   i. The agency relationship will be maintained on normal commercial terms, arm's length basis, and on terms that are fair and reasonable so far as the Independent Shareholders are concerned;

   ii. The Commission will be paid, the Discount will be given, and the Reimbursement will be paid, in accordance with the terms prescribed in the STDM Agency Agreement;

iii. The annual aggregate value of the Commission paid to STDM will not exceed 2.5% of the total annual turnover of the Group;

iv. The annual aggregate value of the Discount granted to STDM will not exceed 4.5% of the total annual turnover of the Group;

v. The annual Reimbursement paid by ST-CTS to STDM will be on a cost basis and will not exceed 25% of the total annual turnover of the Group; and

vi. The STDM Transactions will be entered in the ordinary and usual course of business of the Group.

2. The independent non-executive Directors will review annually the STDM Transactions and confirm in the Company's annual report whether the relationship between ST-CTS and STDM has been maintained in accordance with the relevant provisions of (1)(i) to (vi), as stated above.

3. The auditors of the Company will review annually the STDM Transactions and confirm to the Board in writing that the approval of the Board has been obtained with respect to the STDM Transactions and that they have been entered into in accordance with the pricing policies of the Company as stated in the Company's financial statements and whether (1)(i) to (vi) as stated above have been complied with.

4. Relevant details of the STDM Transactions will be disclosed in the Company's annual report in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

On the basis of the foregoing conditions, we are of the opinion that there will be sufficient disclosure in relation to the STDM Transactions. The monitoring procedures in respect of the New Waiver (including the Annual Caps) throughout the Waiver Period, which we consider reasonable, will ensure that the interest of the Independent Shareholders will not be prejudiced but will be safe-guarded. The New Waiver will enable the Group to execute future STDM Transactions in a more efficient and cost effective manner by allowing the Company to avoid the impracticality and cost of strict compliance, and to better utilize resources otherwise required to comply with the Listing Rules. If, in any particular financial period, any of the monetary value of the Discount, Commission or Reimbursement exceeds the applicable Annual Caps, then the relevant transaction shall be subject to the relevant requirements under the Listing Rules to the extent that each of the relevant transaction exceeds the Annual Caps. We are, therefore, of the view that the terms of the New Waiver in connection with the STDM Transactions are in the interest of the Company and are fair and reasonable so far as the Shareholders (including the Independent Shareholders) are concerned.

NORMAL TERMS FOR ORDINARY BUSINESS

We are advised by the Group that the (i) use of STDM for agency services, (ii) offering of discounts for bulk purchases and (iii) services with regards to the Wharf Arrangements have been carried out on a recurring basis since 1964. In this regard, we are of the view that the transactions are in the ordinary course of business and the relationship is maintained on a commercial and arm's length basis.

We have also reviewed certain ticket sales to other agents independent of ST-CTS. We note that the terms for STDM Transactions (including the Discount and the Commission) are comparable to those granted to independent third parties. It is therefore our view that the STDM Transactions have been entered into on normal commercial terms and that STDM has not been treated more favorably than the Group's independent third party ticket sale agents.

In reviewing the terms of the STDM Transactions, we have had discussions with the management of ST-CTS and reviewed the statistics provided by the Company in relation to terms offered to other independent agents and customers which show that the Commission and Discount, respectively, are fairly determined and are on normal commercial terms.

BUSINESS OUTLOOK

As stated in the Chairman's Statement in the Annual Report of the Company for the year ended 31 December 2001, the Directors anticipate that the opening up of the gaming industry will generate new investments in entertainment, tourism and cultural projects in Macau. Reflecting the Group's confidence in the future prospects of Macau, the Directors believe that Macau will play an increasing role in the coming years as a leisure and business destination. With the anticipated increasing passenger traffic to Macau and economic activities in the Pearl River Delta, the Company is actively exploring regional route expansion.

Given the PRC's accession to the World Trade Organization, the recent upturn in tourism and improving social order in Macau resulting in increased demand for traffic, we consider that the Directors' anticipation of growth in passenger traffic between Hong Kong and Macau is reasonable and will be beneficial to the Company and its Shareholders (including the Independent Shareholders) as a result.

In accordance with the concessions granted by the Macau Government to STDM (through its subsidiary) and the other two concessionaires in March 2002, each concessionaire is obliged to contribute revenues from its gross gaming revenues to a public foundation for the promotion and development of, inter alia, cultural, educational, scientific activities, urban development and construction, and promotion of tourism. We consider these developments would positively promote tourism to Macau. Giving the position of STDM as the leading provider of casino and tourism services in Macau, it is reasonable to assume that the demand for passenger ferry services by STDM will increase. We are of the view that the STDM Transactions and the terms of the New Waiver (including the Annual Caps) are in the interest of the Company and the Shareholders (including the Independent Shareholders).

As mentioned in the prospectus of the Company dated 29 April 2002 in relation to the Rights Issue to raise net proceeds of approximately HK$382 million, the proceeds will be applied to reduce the Group's gearing and further strengthen its financial position so as to place it in a sound position to pursue new business opportunities, including hospitality-related investments in Macau. Should this materialize, we believe that the shipping activities of ST-CTS will be benefited. We consider that the incentives, being the Discount and Commission granted to STDM, would continue to contribute to profitability which in turn will enhance Shareholders' value and are in the interests of the Company and are fair and reasonable so far as the Shareholders (including the Independent Shareholders) are concerned.

RECOMMENDATION

Having considered the above principal factors, we are of the opinion that the terms of the New Waiver, including the Annual Caps, are in the interests of the Company and the Independent Shareholders as a whole. Accordingly, we recommend that the Independent Board Committee advise the Independent Shareholders to vote in favor of the First Ordinary Resolution to approve the terms of the New Waiver to be proposed at the upcoming Extraordinary General Meeting of the Company.

Yours faithfully
For and on behalf of
CEF Capital Limited
Catherine Wong
Executive Director

SHARE OPTION SCHEME

The following is a summary of the principal terms of the New Scheme proposed to be approved at the Extraordinary General Meeting:

(a) **Purpose**

The purpose of the New Scheme is to attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees and consultants; and to promote the long term financial success of the Company by aligning the interests of Option holders to Shareholders.

(b) **Who may join**

On and subject to the terms of the New Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Qualifying Grantee and any of their respective related trusts and companies as the Board may in its absolute discretion select.

(c) **Administration**

The New Scheme shall be subject to the administration of the Board. The Board's administrative powers include the authority, in its discretion:-

(i) to select Qualifying Grantees to whom Options may be granted under the New Scheme;

(ii) to determine, subject to the requirements of the Listing Rules and the applicable law, the time of the grant of Options;

(iii) to determine the number of Shares to be covered by each Option granted under the New Scheme and to approve forms of option agreements;

(iv) to determine the terms and conditions of any Option based in each case. Such terms and conditions may include:

- the exercise price;
- the period within which the Shares must be taken up under the Option, which must not be more than 10 years from the date of grant;
- the minimum period, if any, for which an Option must be held before it can vest (the New Scheme itself does not specify any minimum holding period);
- the performance targets, if any, that must be achieved before the Option can be exercised (the New Scheme itself does not specify any performance targets);

- the amount, if any, payable on application or acceptance of the Option and the period within which payments or calls must or may be made or loans for such purposes must be repaid;

- prior notification being given to the Company of up to 24 hours of any intended sale of Shares allotted and issued upon exercise of the Option;

(v) to construe and interpret the terms of the New Scheme and Options granted pursuant to the New Scheme;

(vi) to prescribe, amend and rescind rules and regulations relating to the New Scheme, including specific rules and regulations relating to employees or other grantees in certain jurisdictions established for the purpose of qualifying for preferred treatment under foreign laws (provided that such rules and regulation are not inconsistent with the terms of the Listing Rules).

(vii) to vary the terms and conditions of any option agreement (provided that such variation is not inconsistent with the terms of the Listing Rules and the New Scheme).

(d) **Grant of Option**

On and subject to the terms of the New Scheme and the requirements of the Listing Rules, the Board shall be entitled at any time within 10 years commencing on the date of adoption of the New Scheme to make an offer for the grant of an Option to any Qualifying Grantee as the Board may in its absolute discretion select.

(e) **Acceptance**

An offer of an Option may be accepted by a Qualifying Grantee (or by a related trust and company of the named Qualifying Grantee with the prior written consent of the Board) within 28 days after the date of the offer. A nominal consideration of HK$1.00 is payable by the Qualifying Grantee on acceptance of the grant of an Option.

(f) **Subscription price**

The subscription price in respect of any particular Option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant Option but the subscription price shall not be less than whichever is the higher of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant which must be a business day; (ii) the average closing prices of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a Share.

(g) **Option period**

The period within which the Shares must be taken up under an Option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant Option.

(h) **Rights are personal to grantee**

An Option shall be personal to the option holder and shall not be assignable or transferable.

(i) **Rights attaching to Shares allotted**

The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members, other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment, or, if later, before the date of registration of the allotment in the register of members of the Company.

(j) **Rights on retirement, death or total permanent physical or mental disability**

If an option holder (or in the case of an option holder which is a related trust or company of a Qualifying Grantee, the relevant Qualifying Grantee) dies or becomes totally permanently physically or mentally disabled while a Qualifying Grantee or in the case of a Qualifying Grantee being an employee, retires before exercising his Option in full, the Option shall remain exercisable for twelve (12) months or such longer period as the Board shall decide (but in no event later than the expiration of the terms of such Option as set forth in the option agreement, unless the Board otherwise determines) following the relevant Qualifying Grantee's retirement, death or total permanent physical or mental disability. The Option may be exercised within that period by the personal representatives of the Qualifying Grantee.

If the Option is not so exercised within the time specified above, the Option shall lapse.

(k) **Termination for being guilty of serious misconduct etc.**

If an option holder (or in the event of an option holder which is a related trust or company of a Qualifying Grantee, the relevant Qualifying Grantee) ceases to be a Qualifying Grantee for being guilty of serious misconduct, or having committed any act of bankruptcy or having become insolvent or having made any arrangements or composition with his creditors generally, or having been convicted of any criminal offence involving his integrity or honesty, the option shall immediately lapse.

(l) **Rights on termination other than for retirement, death, permanent disability or serious misconduct**

If an option holder (or in the case of an option holder which is a related trust or company of a Qualifying Grantee, the relevant Qualifying Grantee) ceases to be a Qualifying Grantee other than pursuant to paragraphs (j) or (k), then, unless otherwise provided in the option agreement, an option holder may exercise his option within 3 months of such cessation (but in no event later than the expiration of the term of such option as set forth in the option agreement).

(m) **Rights on takeover**

If a general offer, whether by way of takeover offer, share-repurchase offer or scheme of arrangement or otherwise in like manner is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional in all respects, the option holder shall be entitled to exercise the Option (to the extent not already exercised) at any time within one month (or such longer period as the Board shall decide) after the date on which the offer becomes or is declared unconditional. Subject to the above, an Option will lapse automatically (to the extent not already exercised) on the date which such offer closes.

(n) **Rights on compromise or arrangement**

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of the amalgamation of the Company with any other company or companies, the Company shall give notice to the option holder on the same date as it despatches the notice to each member or creditor of the Company summoning the meeting to consider such a compromise or arrangement, and thereupon the option holder (or his personal representatives) may until the expiry of the period commencing with such date and ending with the earlier of the date falling 2 calendar months thereafter or the date on which such compromise or arrangement is sanctioned by the court be entitled to exercise any of his Options (to the extent not already exercised) whether in full or in part, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective, and upon such compromise or arrangement becoming effective, all Options shall lapse except insofar as previously exercised under the New Scheme. The Company may require the option holder to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the option holder in the same position, as nearly as possible, as would have been the case had such Shares been subject to such compromise or arrangement.

(o) **Rights on voluntary winding-up of the Company**

In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all option holders (together with a notice of the existence of the provisions of the New Scheme relating to this paragraph (o)) and thereupon,

each option holder (or his or her personal representatives) shall be entitled to exercise all or any of his Options (to the extent not already exercised) at any time not later than two business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the option holder credited as fully paid. Subject to the above, an Option will lapse automatically (to the extent not already exercised) on the date of the commencement of the winding up of the Company.

(p) **Lapse of Option**

Subject to the discretion of the Board to extend the option period as referred to in paragraphs (c) and (j), an Option shall lapse automatically (to the extent not already exercised) on the earliest of (i) the expiry of the option period; (ii) the expiry of any of the periods referred to in paragraphs (j), (k), (l), (m), (n) and (o); and (iii) the date on which the Board certifies that there has been a breach of paragraph (h).

(q) **Cancellation of Option**

Options granted but not exercised, or which have lapsed in accordance with the terms of the New Scheme, may be cancelled by the Company with the approval of the Participant. Where the Company cancels Options and offer to issues new ones to the same Qualifying Grantee, the issue of such new Options may only be made under the New Scheme with available unissued Options (excluding the cancelled Options) within the limits set out in paragraph (r) below.

(r) **Maximum number of Shares available under the New Scheme**

(i) Overriding Limit

The maximum number of Shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other schemes of the Company must not in aggregate exceed 30% of the Shares in issue from time to time. No options may be granted under any schemes of the Company if this will result in the limit being exceeded.

(ii) Mandate Limit

In addition to the limit set out in sub-paragraph (r) (i) above, and prior to the approval of a refreshed mandate limit as referred to in sub-paragraph (r) (iii) below, the total number of Shares which may be issued upon exercise of all options to be granted under the New Scheme and any other schemes of the Company must not in aggregate exceed 10% of the Shares in issue ("Mandate Limit") as at the date of adoption of the New Scheme. Options which have lapsed in accordance with the terms of the New Scheme or any other schemes of the Company will not be counted for the purpose of calculating the 10% limit.

(iii) Refreshing of Mandate Limit

The Company may by ordinary resolutions of the Shareholders refresh the Mandate Limit ("Refreshed Mandate Limit"). However, the total number of Shares which may be issued upon exercise of all options to be granted under all of the schemes of the Company under the Refreshed Mandate Limit must not exceed 10% of the Shares in issue as at the date of approval of the limit. Options previously granted under the schemes (including those outstanding, cancelled, lapsed in accordance with the scheme or exercised options) will not be counted for the purpose of calculating the Refreshed Mandate Limit. The Company shall send a circular to Shareholders containing the information required under Chapter 17 of the Listing Rule.

(iv) Grant to specifically identified Participants

The Company shall seek separate approval by its Shareholders in general meeting for granting Options to specifically identified Participants beyond the Mandate Limit and if applicable, the Refreshed Mandate Limit. The date of board meeting for proposing such further grant should be taken as the date of grant for such grants.

(v) Limit for each Participant

The total number of Shares issued and to be issued upon exercise of Options granted under the New Scheme and any other scheme of the Company (whether exercised or outstanding) to each Participant in any 12-month period must not exceed 1% of the Shares in issue. Any further grant of Options in excess of this limit (including exercised, cancelled and outstanding options in the 12-months period up to and including the date of such further grant) is subject to separate approval by the Shareholders in general meeting with the relevant option holder and his associates (as defined in the Listing Rules) abstaining from voting. The date of board meeting for proposing such further grant should be taken as the date of grant for such grants. The Company shall send a circular to Shareholders and the circular shall disclose the identity of the participant, the number and terms of the Options to be granted (and Options previously granted to such participant), the information required under Rule 17.02(2)(d) and the disclaimer required under 17.02(4) or such other information as may from time to time be required under the Listing Rules.

(s) **Effects of reorganisation of capital structure**

In the event of any alteration in the capital structure of the Company whilst any Option remains exercisable, whether by way of a capitalisation of profits or reserves, rights issue or other general offer of securities made by the Company to holders of its securities, consolidation, subdivision, reduction or similar reorganisation of the share capital of the Company, such corresponding alterations (if any) shall be made to (a) the number and/or nominal amount of Shares subject to the Option so far as unexercised; (b) the subscription price; (c) the method of exercise of the Option; and/or (d) the maximum number of Shares referred to in paragraph (r) above, as the auditors shall certify in writing to the Board either generally or as regards any particular option holder to be in their opinion fair and reasonable (except in the case of a

capitalisation issue where no such certification shall be required), provided that: (i) any such alterations shall be made on the basis that the aggregate subscription price payable by an option holder on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) it was before such event; (ii) no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and (iii) no such alterations shall be made the effect of which would be to increase the proportion of the issued share capital of the Company for which any option holder is entitled to subscribe pursuant to the Options held by him.

For the avoidance of doubt, the issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such alterations.

(t) **Alteration to the New Scheme**

The New Scheme may be altered in any respect by resolution of the Board except that the provisions of the New Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of option holders or prospective option holders except with the prior sanction of a resolution of the Company in general meeting, provided that no such alteration shall operate to affect adversely the terms of issue of any Option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the option holders as would be required of the Shareholders under the Articles of Association for the time being of the Company for a variation of the rights attached to the Shares. Any alterations to the terms and conditions of the New Scheme, which are of a material nature and any change to the terms of the Options granted, shall be approved by the Shareholders, except where the alterations take effect automatically under the existing terms of the New Scheme. The amended terms of the New Scheme shall comply with the relevant requirements of Chapter 17 of the Listing Rules. Any change to the authority of the Board in relation to any alteration to the terms of the New Scheme shall be approved by the Shareholders. Subject to the Listing Rules and the terms of the New Scheme the Board may, at any time and in its absolute discretion, remove, waive or vary the conditions, restrictions or limitations imposed in an option agreement on compassionate or any other grounds.

(u) **Termination of New Scheme**

The Company by resolution in general meeting or the Board may at any time terminate the operation of the New Scheme and in such event no further Options will be offered after the New Scheme is terminated but in all other respects the provisions of the New Scheme shall remain in full force and effect. All Options granted prior to such termination and not then exercised shall remain valid and exercisable in accordance with the New Scheme.

1. RESPONSIBILITY STATEMENT

The Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the share capital of the Company or its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance, including interests which any such Director is deemed or taken to have under Section 31 of or Part I of the Schedule to the SDI Ordinance), or which are required to be entered in the register pursuant to Section 29 of the SDI Ordinance or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange, were as follows:

(a) Interests of Directors in the Company

	Number of Shares held		
Name of director	**Personal interests**	**Family interests**	**Corporate interests**
Dr. Stanley Ho *(Note)*	240,517,502	4,915,780	36,285,523
Sir Roger Lobo	—	—	—
Robert Kwan	—	—	—
Cheng Yu Tung	—	—	—
Mok Ho Yuen Wing, Louise	266,102	—	—
Pansy Ho	8,835,045	—	—
Daisy Ho	9,249,802	—	—
Ambrose So	8,325,000	—	—
Patrick Huen	48,000	—	—
Andrew Tse	2,325,000	—	—
Anthony Chan	8,025,000	—	—
Maisy Ho	—	—	—

Note: Dr. Stanley Ho has beneficial interests in Sharikat Investments Ltd. and Dareset Ltd., which beneficially own 11,446,536 and 24,838,987 Shares respectively.

(b) **Interests of Directors in subsidiaries**

Name of director	Name of Subsidiaries	Personal Interests	Corporate interests
Stanley Ho	Shun Tak Cultural Centre Limited	—	4 ordinary shares (or 40%)
	Stabilo Limited	560 ordinary shares (or 11.2%)	—
Ambrose So	Stabilo Limited	72 ordinary shares (or 1.44%)	—
Patrick Huen	Stabilo Limited	68 ordinary shares (or 1.36%)	—
Andrew Tse	Stabilo Limited	68 ordinary shares (or 1.36%)	—
Anthony Chan	Stabilo Limited	32 ordinary shares (or 0.64%)	—

Certain nominee shares in subsidiaries are held by Dr. Ambrose So, Mr. Andrew Tse, Mr. Patrick Huen, Ms. Pansy Ho and Ms. Daisy Ho in trust for the Company or its subsidiaries.

(c) **Interests of Director in an associate**

Dr. Stanley Ho owns 1 ordinary share (representing a 10% interest) in South Light Ltd. as his personal interest.

(d) **Share Options**

As at the Latest Practicable Date, details of share options granted to Directors under the Existing Scheme are as follows:

Grantee	Date of Grant	Exercise Period	Exercise Price per Share	Number of Share Options
Stanley Ho	10 June 1993	10 June 1993 to 9 June 2003	$5.18	30,000,000
Pansy Ho	24 March 1995	24 March 1995 to 23 March 2005	$3.48	2,500,000
	3 January 2000	3 January 2000 to 2 January 2010	$1.20	10,000,000
Daisy Ho	24 March 1995	24 March 1995 to 23 March 2005	$3.48	2,700,000
	3 January 2000	3 January 2000 to 2 January 2010	$1.20	10,000,000
Maisy Ho	3 January 2000	3 January 2000 to 2 January 2010	$1.20	3,000,000

(e) **Interests in contracts or arrangements**

(i) By an agreement dated 3 January 2002, the Group renewed a charter agreement with STDM, a company in which Dr. Stanley Ho and Dr. Cheng Yu Tung have interests, for a 1-year term commencing on 1 January 2002. Under the agreement, the Group chartered to STDM two passenger ferries and operates on its behalf a low-fare passenger ferry service between the China Ferry Terminal in Kowloon and the new Maritime Ferry Terminal in Macau. Hire charges for the 1-year term were agreed at approximately HK$106.7 million.

Pursuant to the STDM Agency Agreement, the Group appointed STDM as its exclusive agent for the sale of ferry tickets at the Macau Wharf as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau. Commission charges by STDM are agreed at 5% of the net total sales of ferry tickets sold by STDM, other than those purchased by STDM.

Save as disclosed herein, as at the Latest Practicable Date, there is no contract or arrangement entered into by any members of the Group subsisting in which any Director is materially interested and which is significant in relation to the business of the Group.

(ii) By an agreement dated 20 February 2002, the Group sold to Cathay Pacific Airways Limited its 25% shareholding in AHK Air Hong Kong Limited ("AHK"), a company which provides air cargo transportation services, at a consideration of HK$194 million. The Group's interest in AHK was held by a subsidiary, Stabilo Limited, in which Dr. Stanley Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse and Mr. Anthony Chan also have beneficial interests.

The Group leases terminal space at the Shun Tak Centre from Shun Tak Centre Limited, a company beneficially owned by Dr. Stanley Ho, STDM and New World Development Company Limited, of which Dr. Cheng Yu Tung is the Chairman and a principal shareholder. The Group paid, for the year ended 31 December 2001, rentals and related expenses of approximately HK$4.5 million pursuant to the terms of the leases which remain valid as at the Latest Practicable Date.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors has any direct or indirect interest in any assets which have since 31 December 2001 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any members of the Group.

(iii) As at the Latest Practicable Date, none of the Directors has any existing or proposed service contracts with any member of the Group, excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

(f) **Substantial Shareholders**

As at the Latest Practicable Date, the register of substantial Shareholders maintained pursuant to Section 16(1) of the SDI Ordinance showed that other than Dr. Stanley Ho, whose interests are set out above, the following Shareholder was interested in 10% or more of the Company's issued share capital:

Name of Shareholder	Number of Shares held
Shun Tak Shipping Co., Ltd. and its subsidiaries *(Note)*	598,030,322

Note: Dr. Stanley Ho, Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise have beneficial interests in Shun Tak Shipping Co., Ltd.

Save as disclosed herein, no other person has notified the Company as having any interest representing 10% or more of the issued share capital of the Company.

3. MATERIAL CONTRACTS

The following contract was entered into by the Company (not being contract entered in the ordinary course of business) within the two years immediately preceding the date of this circular and are or may be material:

the underwriting agreement entered into between the Company and Platinum Securities Company Limited, Kim Eng Securities (H.K.) Limited and Worldsec International Limited dated 21st March 2002 in relation to the rights issue of the Company.

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against the Company or any of its subsidiaries.

5. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31st December 2001, the date to which the latest published audited financial statements of the Group were made up.

6. EXPERTS

(a) CEF Capital, a registered dealer, has given and has not withdrawn its written consent to the issue of the Circular with the inclusion herein of its letter and references to its name and letter in the form and context in which they respectively appear. The letter from CEF Capital, the text of which is set out in the Circular, was issued for incorporation in the Circular; and

(b) As at the Latest Practicable Date, CEF Capital does not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any securities of the Company or any member of the Group.

7. MISCELLANEOUS

(a) The registered office of the Company is at Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong; and

(b) The English texts of the Circular and the accompanying form of proxy shall prevail over their respective Chinese texts.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours (Saturdays and public holidays excepted) at the registered office of the Company in Hong Kong at Penthouse 39/F, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong from the date of the Circular up to and including 30th May 2002 and at the Extraordinary General Meeting:

(a) the Memorandum and Articles of Association of the Company;

(b) the annual reports of the Company for the two years ended 31st December 2001;

(c) the material contract referred to in the paragraph headed "Material Contracts" in this appendix;

(d) the New Scheme;

(e) the letter dated 15th May 2002 from CEF Capital to the Independent Board Committee, the text of which is set out on pages 14 to 22 of this Circular;

(f) the consent letter from CEF Capital; and

(g) STDM Agency Agreement.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE is HEREBY GIVEN that the Extraordinary General Meeting of the Shareholders will be held at The Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, East Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Friday, 31st May 2002 at 2:40 p.m. (or as soon thereafter as the annual general meeting of the Company convened for the same day and place shall have been concluded or adjourned) for the purpose of considering and if thought fit, passing, the following resolutions as ordinary resolutions of the Company:-

FIRST ORDINARY RESOLUTION

"**THAT** the New Waiver (as defined and described in the circular to the shareholders of the Company dated 15th May 2002, a copy of which has been produced to the Meeting marked "A" and signed by the Chairman hereof for the purpose of identification (the "Circular")) and the terms thereof, be and are hereby approved."

SECOND ORDINARY RESOLUTION

"**THAT** conditionally upon The Stock Exchange of Hong Kong Limited approving the listing of, and permission to deal in, the Shares falling to be issued pursuant to the exercise of any options to be granted under the share option scheme referred to in the Circular (the terms of which are set out in the printed document produced to the Meeting marked "B" and signed by the Chairman for the purpose of identification (the "Share Option Scheme")), the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and to take all such steps as may be necessary or desirable to implement such Share Option Scheme."

THIRD ORDINARY RESOLUTION

"**THAT** conditionally upon the resolution referred to as the Second Ordinary Resolution in this Notice being passed and becoming unconditional, the existing share option scheme of the Company which was adopted by the Company on 18 May 1993 be terminated with effect from the date on which such resolution shall become unconditional."

By Order of the Board
Dr. Ambrose So
Company Secretary

Hong Kong, Dated 15th May 2002

Registered Office:
Penthouse, 39th Floor
West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority shall be deposited at the registered office of the Company not less than 48 hours before the time appointed for holding the meeting or adjourned meeting.

3. Completion and return of a proxy will not preclude you from attending and voting at the meeting if you so wish. In the event that you attend and vote at the meeting, the form of proxy will be deemed to be revoked.

4. A form of proxy for use at the above extraordinary general meeting is enclosed herewith.

在本通函內，除文義另有所指外，下列詞語具以下涵義：

「聯屬公司」	指	透過一間或以上之居間公司直接或間接控制本公司或由本公司控制，或與本公司共同受控制之公司及包括下列任何公司：(a)本公司之控股公司；或(b)本公司控股公司之附屬公司；或(c)本公司之附屬公司；或(d)本公司之控股股東；或(e)本公司控股股東控制之公司；或(f)本公司控制之公司；或(g)本公司控股公司之聯營公司；或(h)本公司之聯營公司
「股東週年大會」	指	本公司訂於二零零二年五月三十一日(星期五)下午二時三十分假座香港干諾道中200號信德中心東座一樓澳門賽馬會會所黃金閣舉行之股東週年大會，大會通告載於截至二零零一年十二月三十一日止年度年報及賬目第82至84頁
「聯繫人」	指	具上市規則所載之涵義
「董事會」	指	董事會或獲正式授權之委員會
「加拿大怡東融資」	指	加拿大怡東融資有限公司，根據香港法例第333章證券條例向證券及期貨事務監察委員會註冊之交易商，獲委任為獨立董事委員會之獨立財務顧問
「通函」	指	本公司於二零零二年五月十五日刊發致股東之通函
「佣金」	指	根據娛樂公司代理協議，信德中旅就娛樂公司作為在澳門碼頭出售船票之獨家代理，及在澳門其他地區直接經營之售票櫃位出售船票之非獨家代理，而支付予娛樂公司之佣金
「本公司」	指	信德集團有限公司，一間在香港根據公司條例註冊成立之有限公司，其股份於聯交所上市
「關連人士」	指	具上市規則所載之涵義

「中旅國際」	指	香港中旅國際投資有限公司，一間在香港根據公司條例註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「折扣」	指	根據娛樂公司代理協議，信德中旅就娛樂公司為本身購買之船票而給予娛樂公司之折扣
「現有計劃」	指	本公司於一九九三年五月十八日採納之現有購股權計劃
「現有豁免」	指	由聯交所於一九九九年一月二十八日授出，免除本公司嚴格遵守上市規則第14.26條關於娛樂公司交易之規定之豁免
「股東特別大會」	指	本公司訂於二零零二年五月三十一日(星期五)下午二時四十分(或本公司於同日同一地點召開之股東週年大會結束或續會後盡快舉行)假座香港干諾道中200號信德中心東座一樓澳門賽馬會會所黃金閣舉行之股東特別大會或其任何續會，大會通告載於本通函第35及36頁
「遠東水翼船務」	指	遠東水翼船務有限公司，一間在香港根據公司條例註冊成立之有限公司，並為信德中旅全資附屬公司，信德中旅為本公司全資擁有71%權益之間接附屬公司
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由獨立非執行董事羅保爵士及關超然先生組成之獨立董事委員會
「獨立股東」	指	獨立於關連人士及彼等各自之聯繫人之本公司股東

「最後實際可行日期」	指	二零零二年五月十四日，即通函付印前為確定通函所載之若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則(以經不時修訂者為準)
「澳門」	指	中華人民共和國澳門特別行政區
「澳門政府」	指	澳門政府
「澳門碼頭」	指	澳門外港碼頭
「新計劃」	指	建議於股東特別大會上採納之購股權計劃，其主要條款載於附錄一
「新豁免」	指	本公司就未來之娛樂公司交易而尋求毋須嚴格遵守上市規則規定之豁免
「購股權」	指	根據新計劃授出以認購股份之購股權
「參與者」	指	合資格承授人或其相關信託及公司
「合資格承授人」	指	本公司或任何聯屬公司之任何僱員或任何與業務有關之專家顧問、代理、代表或顧問；或向本公司或任何聯屬公司提供貨物或服務之任何人士；或本公司或任何聯屬公司之任何客戶；或本公司或任何聯屬公司之任何業務盟友或合營夥伴
「供股」	指	本公司之供股，如本公司於二零零二年四月二十九日刊發之章程所界定及陳述
「償付」	指	信德中旅向娛樂公司償付娛樂公司代表信德中旅提供碼頭安排服務所支付之款項及開支
「相關信託及公司」	指	當合資格承授人為一名個別人士，僅為合資格承授人或其直系家族成員之利益之信託，及僅由合資格承授人或其直系家族成員控制之公司

「股份」	指	本公司股本中每股面值0.25港元之普通股
「股東」	指	已發行股份之持有人
「信德中旅」	指	信德中旅船務投資有限公司（前稱「Ship Right Investments Limited」），一間在英屬處女群島註冊成立之公司，並為本公司間接擁有其中71%權益之附屬公司
「娛樂公司」	指	澳門旅遊娛樂有限公司，根據上市規則，為本公司之關連人士
「娛樂公司代理協議」	指	由信德中旅與娛樂公司於一九九九年六月三日訂立之代理協議（曾於二零零二年四月二十九日就折扣而修訂），據此，信德中旅委任娛樂公司為在澳門碼頭之獨家售票代理及在澳門其他地區直接經營之售票櫃位出售船票之非獨家售票代理
「娛樂公司交易」	指	支付佣金、給予折扣及作出償付
「聯交所」	指	香港聯合交易所有限公司
「碼頭安排」	指	有關處理信德中旅在澳門之渡輪業務之付款工作、維修部份由信德中旅船隻使用之澳門碼頭及在澳門碼頭向信德中旅所有船隻而提供碼頭服務之安排
「港元及仙」	分別指	香港法定貨幣港元及仙
「%」	指	百分比

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

執行董事：
何鴻燊博士(集團行政主席)
羅保爵士**
關超然先生**
鄭裕彤博士*
莫何婉穎女士*
何超瓊女士(董事總經理)
何超鳳女士(副董事總經理)
蘇樹輝博士
禤永明先生
謝天賜先生
陳偉能先生
何超蕸女士

*　非執行董事
**　獨立非執行董事

註冊辦事處：
香港
干諾道中200號
信德中心
西座
39字頂樓

敬啟者：

有關娛樂公司交易之
持續關連交易
及
採納新購股權計劃
及
終止現有購股權計劃

引言

就娛樂公司交易之持續關連交易乃根據現有豁免進行，據此，聯交所授出為期三年之豁免，免除本公司嚴格遵守根據上市規則關於披露及獨立股東批准之若干規定之責任。

於二零零二年五月九日，董事公佈，由於根據娛樂公司代理協議信德中旅與娛樂公司之代理關係將會繼續，本公司已經向聯交所申請新豁免。根據娛樂公司代理協議，娛樂公

司將會繼續代表本集團，在本集團之日常及一般業務中，就分銷船票收取佣金，為本身購買船票獲得折扣，處理在澳門之付款及收款工作，以及在澳門碼頭提供保養及其他服務。

集團行政主席何鴻燊博士及非執行董事鄭裕彤博士為關連人士，於娛樂公司擁有權益，並為娛樂公司之董事。由於彼等於娛樂公司之權益，娛樂公司被視為本公司之關連人士。因此，娛樂公司交易將構成本公司之持續關連交易。

此外，為遵守上市規則之近期修改，建議採納新計劃以取代現有計劃。

本通函之目的，是為向股東提供關於新豁免及建議新計劃之進一步資料(包括獨立董事委員會之意見函件及加拿大怡東融資就新豁免之意見及推薦建議)，並向　閣下發出為批准新豁免及新計劃，以及終止現有計劃而召開之股東特別大會之通告。

娛樂公司代理協議

根據娛樂公司代理協議，娛樂公司獲信德中旅委任為其於澳門碼頭出售船票之獨家代理，及在澳門其他地區直接經營之售票櫃位出售船票之非獨家代理。娛樂公司交易涉及支付佣金、給予折扣及作出償付。

娛樂公司代理協議及現有豁免已於一九九九年二月二日舉行之股東特別大會上獲獨立股東批准。獨立非執行董事認為，娛樂公司與信德中旅之代理關係乃按商業及公平磋商原則維持，而娛樂公司代理協議所載之交易，則在日常業務過程中按正常商業條款進行，就獨立股東而言屬公平合理。

娛樂公司交易乃根據現有豁免進行，據此，聯交所授出為期三年之豁免，免除本公司嚴格遵守上市規則關於披露及獨立股東批准之若干規定之責任。根據現有豁免之條款，娛樂公司交易之上限金額必須(其中包括)於娛樂公司代理協議第三週年或之前予以檢討。由於根據娛樂公司代理協議，娛樂公司與信德中旅之代理關係將會繼續，本公司已經向聯交所申請新豁免。新豁免之條件及上限金額將會與現有豁免之條件及上限金額相同。

佣金

信德中旅將繼續向娛樂公司支付佣金，按娛樂公司(作為代理)所賺取之售票總額淨值，減去信德中旅所同意分別授予獨立買家及代理之任何折扣及佣金，以及減去就此向任何政府或碼頭經營者支付之任何費用、徵費及税項後所得數額之5%計算。此項佣金乃根據公平磋商原則在日常業務過程中及按市場慣例釐定。

折扣

娛樂公司代理協議規定，娛樂公司為本身購買來往香港至澳門船程票價獲12%作為固定折扣。信德中旅與娛樂公司於二零零二年四月二十九日協定，信德中旅將會就娛樂公司為其本身購買之船票給予最多12%之折扣(視乎購買量及所購買之船票等級而定)。折扣乃在日常業務過程中及按照市場就大量購買船票給予折扣之慣例釐定，以鼓勵大量購買船票之買家增加使用船票。

償付

娛樂公司將繼續按娛樂公司代理協議向信德中旅提供有關碼頭安排之服務。娛樂公司將處理信德中旅在澳門之輪船業務之付款工作，及將負責維修部份由信德中旅船隻使用之澳門碼頭，及向使用澳門碼頭之信德中旅之所有船隻提供碼頭服務。娛樂公司就提供碼頭安排服務產生之開支，將繼續由信德中旅按成本值償付。

條款

娛樂公司代理協議於一九九九年六月三日簽訂，除非任何訂約方於協議簽訂週年日屆滿前不少於六個月及不多於九個月通知另一方予以終止，否則協議仍然有效。信德中旅終止娛樂公司代理協議將須獲信德中旅兩方面之股東(乃中旅國際及本公司之附屬公司)批准。

娛樂公司代理協議之原因

娛樂公司一直以來為遠東水翼船務之最大船票代理，遠東水翼船務為信德中旅之全資附屬公司。委任娛樂公司為船票代理後，信德中旅將可按具成本效益之方式分銷船票，尤其是在澳門碼頭(娛樂公司為該碼頭之獨家代理)，使信德中旅毋須另外自設票務辦事處或售票站。此外，娛樂公司亦在葡京酒店及澳門國際機場分銷船票。

娛樂公司本身亦一直為其賭場及酒店之推廣活動而向信德中旅購買船票，並且為信德中旅之最大客戶。

在日常及一般業務範圍內，信德中旅將就其客運渡輪服務之業務支付佣金及給予折扣。向售票代理支付佣金乃根據市場上給予售票代理酬勞之慣例而作出。向大量購票之買家給予折扣亦屬市場之慣例，藉以鼓勵大量購票。目前，信德中旅分別向其他售票代理及大量購票之客戶支付佣金及給予折扣。

董事（包括獨立非執行董事）認為，佣金、折扣及償付之條款乃屬公平合理，並符合本公司之利益。

遠東水翼船務過往有關佣金、折扣及碼頭安排之慣例

向售票代理支付佣金及向大量購票買家給予購票折扣乃業內之慣常做法。

向售票代理支付之佣金介乎有關代理為信德中旅銷售船票所賺取收益之1%以下至22.1%之間，平均約為8.7%。此百分比主要參考其分銷之船票數量而釐定。娛樂公司一向為信德中旅最大之售票代理。截至二零零一年十二月三十一日止年度，娛樂公司（作為代理）賺取之船票收益，佔信德中旅售票總額超過25%。

給予信德中旅之大量購票客戶（不包括娛樂公司）之折扣介乎所銷售之船票價格之1%以下至37.4%之間。給予每位客戶之折扣率各有不同，主要參考客戶與信德中旅過往之關係、客戶需求是否穩定及已購入之船票數量而釐定。截至二零零一年十二月三十一日止年度，娛樂公司購入信德中旅售票總額約29%。

娛樂公司一直處理遠東水翼船務在澳門之渡輪業務之付款工作，並且負責維修部份由遠東水翼船務使用之澳門碼頭及向使用澳門碼頭之遠東水翼船務之船隻提供碼頭服務。娛樂公司支付遠東水翼船務業務所產生之費用，然後由遠東水翼船務按成本向娛樂公司償付。遠東水翼船務之業務所涉及之費用包括公用服務費用、政府徵費與關稅、維修與保養費用、清潔及員工費用等。截至二零零一年十二月三十一日止年度向娛樂公司所作出之償付約為150,000,000港元。

持續關連交易之安排

娛樂公司交易構成關連交易，並且須根據上市規則第14章予以披露及獲取獨立股東之事先批准。由於此等交易將定期及持續進行，故嚴格遵守上市規則第14.26條之披露及獨立股東批准之規定對本公司而言乃屬不切實際及昂貴。

由於娛樂公司交易乃按正常商業條款進行，並將會繼續於信德中旅之一般及日常業務範圍內進行，故本公司已向聯交所提交申請，尋求豁免就未來之娛樂公司交易嚴格遵守上市規則第14.26條之披露及獨立股東批准之規定。新豁免之有效期為三年，惟本公司須遵照以下各項條件：

(1) 娛樂公司交易將按下列基準進行：

(i) 代理關係將按正常商業條款、公平基準及對獨立股東而言為公平合理之條款維持。

(ii) 將會根據娛樂公司代理協議條款，支付佣金、給予折扣及作出償付。

(iii) 向娛樂公司支付之每年佣金總額，將不超過本集團每年營業總額之2.5%。

(iv) 給予娛樂公司之每年折扣總額，將不超過本集團每年營業總額之4.5%。

(v) 信德中旅向娛樂公司償付之每年款項將按成本計算，及將不超過本集團每年營業總額之25%。

(vi) 娛樂公司交易將於本集團之日常及一般業務中訂立。

(2) 獨立非執行董事將會每年檢討娛樂公司交易，並在本公司年報中確認信德中旅與娛樂公司之關係是否按上文(1)(i)至(vi)之有關規定維持。

(3) 本公司之核數師將會每年檢討娛樂公司交易，並向董事會書面確認，已就該等交易取得董事會批准，及確認該等交易乃根據本公司財務報表所列本公司之定價政策而訂立，以及本公司有否遵守上述(1)(i)至(vi)之規定。

(4) 娛樂公司交易之有關詳情，將按照上市規則第14.25(1)(A)至(D)條於本公司之年報內披露。

倘於任何一個年度，未來之娛樂公司交易之總額超過有關上限，新豁免將被撤回，本公司將須全面遵守上市規則中關於該等交易之有關規定。

關連人士

集團行政主席何鴻燊博士(「何博士」)及非執行董事鄭裕彤博士(「鄭博士」)(鄭博士與何博士為「關連人士」)於娛樂公司擁有權益，以致根據上市規則，娛樂公司被視為關連人士之聯繫人。關連人士亦為娛樂公司之董事。由於彼等於娛樂公司之權益，根據上市規則，娛樂公司為本公司之關連人士。除關連人士於娛樂公司之權益外，本公司亦擁有娛樂公司5%之股本權益。

本公司為投資控股公司，其附屬公司主要從事三類核心業務，包括船務、物業發展及消閒服務。董事認為，娛樂公司交易有助信德中旅推廣及分銷(包括大量購買)其船票，並藉此提升本集團之船運業務增長，同時，因碼頭安排之服務，本集團之營運效率亦得以提高。

新計劃

董事建議採納新計劃，於二零零二年五月三十一日舉行之股東特別大會上，將會提呈新計劃以供股東批准。在最後實際可行日期，現有已發行股本為1,553,947,128股股份。在最後實際可行日期根據新計劃可獲授予最高股份數目為155,394,712股股份。假設供股於二零零二年五月十六日下午六時正(為供股成為無條件之最後時間)成為無條件，則新計劃於二零零二年五月三十一日(若在股東特別大會上獲批准)可獲授予之最高股份數目為194,243,391股股份。

新計劃乃屬上市規則第17章所監管之購股權計劃，而新計劃之採納須經股東在股東特別大會上批准。

本公司已經向聯交所申請批准根據新計劃授出之購股權獲行使而將予發行之股份上市及買賣。新計劃須待取得上市及買賣之批准後，方可實行。

董事相信，本公司之成功及增長在於吸引及推動優秀員工。現有計劃已定於二零零三年五月十七日屆滿，現有計劃只准許本公司向本公司或任何全資附屬公司之僱員及執行董事授出購股權。董事相信，新計劃讓合資格承授人(較符合現有計劃合資格人士包含更多類人士)透過購買本公司之股份，有機會參與本公司之增長。此項獎勵計劃將有助於吸引及挽留曾經對本公司之成功作出貢獻之合資格承授人。透過向被視為本集團重要人才(按其服務年資、工作經驗及業內知識等因素而定)之合資格承授人授出購股權，或向被視為對本集團

之增長及成功有所貢獻(按其工作表現，所提供之商品及服務，與本集團建立之關係及其他有關因素而定)之合資格承授人授出購股權，可達到以上目標。新計劃之規則規定，董事會獲賦予權力，按其認為適當之有關因素決定任何購股權之條款及條件。董事會相信，新計劃賦予董事會權力訂立最短持有期及/或工作表現目標為任何已授出購股權之條件、有關最低認購價之規定及新計劃規則訂明之挑選準則等將能夠保障本公司之價值及達到新計劃之目的。

現時建議新計劃待採納後，現有計劃將於採納新計劃之時終止。於最後實際可行日期，本公司已根據現有計劃授出涉及133,140,000股股份(佔本公司已發行股本約8.57%)之購股權。於該等購股權中，涉及40,208,750股股份之購股權已獲行使；涉及21,300,000股股份之購股權已經註銷；涉及11,831,250股股份之購股權已經失效；而涉及59,800,000股股份之購股權仍然有效及尚未行使，並根據現有計劃於計劃終止後仍然有效。董事會現時無意於最後實際可行日期至股東特別大會舉行日期止期間，根據現有計劃再授出購股權。

董事認為，列出根據新計劃可授出之一切購股權之價值(猶如該等購股權於最後實際可行日期已授出)實不適當。考慮到存在多項對計算購股權價值而言屬十分重要之變數(尚未落實)，董事相信，就最後實際可行日期之購股權價值作出任何陳述，對股東而言實無意義。該等變數包括行使價、行使期間、任何最短持有期、已訂定之任何工作表現目標及其他有關變數。

新計劃主要條款概要載於通函附錄一，乃新計劃條款之概要，但並非新計劃之全部條款。由通函刊發日期起至二零零二年五月三十日(包括該日)止期內，新計劃之全部條款於一般辦公時間內在本公司之註冊辦事處(地址為香港干諾道中200號信德中心西座39字頂樓)可供查閱，亦在股東特別大會上可供查閱。

股東特別大會通告

股東特別大會之通告載於通函第35至第36頁，其中載有提呈以批准新豁免、採納新計劃及終止現有計劃之普通決議案。

何鴻燊博士及鄭裕彤博士及彼等各自之聯繫人(定義見上市規則)將於股東特別大會上放棄就新豁免投票。

隨函附奉股東特別大會適用之代表委任表格。無論　閣下是否有意出席股東特別大會，務請根據代表委任表格印列之指示將之填妥，及最遲須於股東特別大會指定舉行時間前48小時前交回本公司之註冊辦事處。　閣下填妥及交回代表委任表格後，仍可親身出席股東特別大會，並於會上投票。

根據上市規則之規定，本公司將會於股東特別大會舉行日期下一個營業日，在報章上公佈在股東特別大會上有關採納新計劃及終止現有計劃之決議案之結果。

推薦建議

董事相信，建議採納新計劃及終止現有計劃符合本公司及及股東之利益。因此，董事會謹推薦股東投票通過載於股東特別大會通告之第二項及第三項普通決議案。

謹請獨立股東細閱獨立董事委員會對新豁免之意見及加拿大怡東融資對新豁免之意見。

其他資料

務請　閣下垂注獨立董事委員會及加拿大怡東融資之函件全文，當中分別載有彼等對新豁免之推薦建議，亦務請留意通函各附錄所載之附加資料。

此致

列位股東　台照

承董事會命
公司秘書
蘇樹輝博士
謹啟

二零零二年五月十五日

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

敬啟者：

持續關連交易
根據娛樂公司代理協議進行之
娛樂公司交易

吾等已獲委任為獨立董事委員會，就新豁免向 閣下提供意見，詳情載於二零零二年五月十五日致股東之通函所載之董事會函件中，本函件為通函一部份。除文義另有所指外，通函所界定之詞語與本函件所採用者具相同涵義。

經考慮通函第14至第22頁所載有關新豁免之條款及加拿大怡東融資就此提供之意見後，吾等認為，新豁免之條款對獨立股東而言乃公平合理。

此致

列位獨立股東 台照

獨立董事委員會

董事 羅保爵士　　董事 關超然

謹啟

二零零二年五月十五日

以下為獨立財務顧問加拿大怡東融資有限公司向獨立董事委員會發出之函件，以供轉載於本通函。

電話：(852) 2846 3688
傳真：(852) 2877 0559

加怡集團

加拿大怡東融資有限公司

香港
皇后大道中2號
長江集團中心20樓2001室

敬啟者：

持續關連交易
有關娛樂公司交易

吾等謹提述於二零零二年五月十五日向股東發行之通函(「通函」)，本函件構成其中一部份。吾等已就有關娛樂公司交易之持續關連交易獲委任為獨立董事委員會之獨立財務顧問，詳情載於通函所載之董事會函件。除文義另有所指外，本函件所界定之詞語與通函所界定者具相同涵義。作為獨立董事委員會之獨立財務顧問，吾等之工作是要就新豁免之條款是否符合 貴公司之利益及對獨立股東而言屬公平合理，提供獨立意見。

鑑於何鴻燊博士(集團行政總裁)及鄭裕彤博士(貴公司之非執行董事)於娛樂公司擁有權益，根據上市規則第十四章，娛樂公司代理協議構成及將繼續構成 貴公司之關連交易，直至該協議終止為止。按照上市規則第十四章，根據娛樂公司代理協議進行之娛樂公司交易將須獲獨立股東事先批准及符合若干披露規定。

誠如通函所指， 貴公司已就娛樂公司交易向聯交所申請毋須嚴格遵守上市規則第14.26條有關每年上限(定義見下文)之新豁免。

娛樂公司交易之詳情載於　貴公司於一九九九年一月十四日刊發之通函(「一九九九年通函」)。當時之獨立股東已在　貴公司於一九九九年二月二日舉行之股東特別大會上通過批准娛樂公司代理協議、就該協議進行之娛樂公司交易及現有豁免之條款之普通決議案。

於制定吾等就新豁免之條款於本函件提出之意見及推薦建議時，吾等認為，吾等已獲提供足夠資料，獲理據支持吾等之意見。吾等無理由懷疑該等有關資料獲隱瞞，亦不知悉有任何事實或情況致使吾等所獲提供之資料及獲得之聲明及意見屬不真實、不準確或誤導。董事在作出一切合理查詢後進一步確認，就彼等所深知，彼等相信，並無遺漏其他事實或聲明致使通函之任何陳述(包括本函件)有所誤導。然而，吾等並無就董事及　貴公司所提供之資料進行任何獨立核證，亦無就　貴公司之業務及狀況進行獨立調查。吾等亦假設通函所作出或引述之陳述及聲明於作出時為準確，並將於通函寄發日期及股東特別大會舉行日期仍為準確。

已考慮之主要因素及原因

在達致吾等就新豁免之條款向獨立董事委員會提供意見以便提供吾等之推薦建議時，吾等已考慮下列主要因素。

娛樂公司代理協議之原因及利益

船運業務對　貴集團之重要性

自　貴集團於一九七二年成立以來，船運業務一直是　貴集團之核心業務。船運業務是　貴集團增長之歷史性根基。於一九六四年，在澳門政府向娛樂公司授予一項獨家賭場專營權後，　貴集團便開拓來往香港至澳門之輪船服務，而賭場專營權已於二零零二年三月屆滿。最近，娛樂公司透過其附屬公司澳門博彩股份有限公司獲澳門政府揀選為三間從事澳門賭場賭博業務之經營公司之一，年期由二零零二年四月一日至二零二零年三月三十一日。

在一九九九年六月為加強其船運業務及擴大市場佔有率之策略性行動，　貴公司與中旅國際組成合營公司信德中旅。　貴公司與中旅國際分別持有信德中旅71%及29%之股權。誠如一九九九年通函所披露，娛樂公司一向為遠東水翼船務(信德中旅之全資附屬公司)最大之售票代理，委任娛樂公司作為售票代理，使信德中旅以具成本效益之方式分銷船票，尤其娛樂公司為澳門碼頭之獨家代理，信德中旅毋須經營個別售票處或票務中心。娛樂公司亦於葡京酒店及澳門國際機場分銷船票。同時，娛樂公司也為其本身之賭場及酒店推廣活動向信德中旅購買船票，亦一直是信德中旅之最大客戶。

由一九九九年六月三日(娛樂公司代理協議之訂立日期)至一九九九年十二月三十一日(「首個營業期間」)之七個月期間及其後截至二零零零年十二月三十一日(「二零零零年度」)及二零零一年十二月三十一日(「二零零一年度」)止兩個年度(統稱「營業記錄期間」),船運業務之營業額分別約為764,000,000港元、約為1,409,000,000港元及約為1,358,000,000港元。吾等注意到,船運業務於首個營業期間賺取之經營溢利約為52,000,000港元,於二零零零年度約為118,000,000港元,是因為雖然燃油成本上漲,客運量及負載指數均錄得增長所致,而於二零零一年度約為165,000,000港元,是因為燃油成本大幅減少及成本效益控制改善所致。

於營業記錄期間,船運佔 貴集團之營業額及經營溢利平均分別約為35%及約為20%,對 貴集團之重要性不言而喻。就此而言,吾等認為, 貴集團藉與娛樂公司這個可靠之業務夥伴建立關係,有助維持其船運之穩定收益來源尤為重要。

由於信德中旅是來往香港至澳門之最大輪船營運商,而娛樂公司是澳門旅遊服務之著名提供者及透過不同之售票中心分銷船票,吾等認為, 貴集團繼續與娛樂公司保持業務關係乃符合 貴集團之利益。 貴集團預計,博彩業開放後將為澳門之娛樂、旅遊及文化項目吸引新之投資,從而加強旅遊業之發展,而 貴集團預計這會增加來往香港至澳門之航運交通。由於與澳門三大賭博經營公司之一之娛樂公司(透過其附屬公司)之關係是非常寶貴,吾等認為,信德中旅繼續根據娛樂公司代理協議與娛樂公司保持關係是合理之舉。娛樂公司亦透過 貴集團之碼頭安排服務對 貴集團船運業務之經營效益有所貢獻,而 貴集團按成本償付娛樂公司。

經考慮上述因素後,吾等認為, 貴集團有必要繼續發展及把握與娛樂公司之關係所帶來之商機,以及藉遵守娛樂公司代理協議之條款保持娛樂公司所貢獻之經營效益。就此而言,吾等認為,娛樂公司交易對獨立股東而言乃公平合理。

娛樂公司交易之理據

在持續經營之營商環境中,其中一個目標是要藉增加營業額改善經營效益及提高溢利。一些頗見效之措施如(但不限於)提供佣金作為獎勵及給予折扣(尤其對大量購買而言)均是在正常及日常業務過程中之業內慣常做法。

向娛樂公司提供佣金

根據娛樂公司代理協議,信德中旅已向娛樂公司支付及將繼續支付佣金,按娛樂公司(作為代理)所賺取之售票總額淨值,減去信德中旅所同意分別授予獨立買家及代理之任何折扣及佣金,以及減去就此向任何政府或碼頭經營者支付之任何費用、徵費及稅項後所得

數額之5%計算。根據　貴公司提供之資料，據悉，於營業記錄期間向獨立於信德中旅之其他售票代理支付之佣金，介乎該等代理為信德中旅賺取船票收益之1.0%以下至22.1%之間，平均約為8.7%。這佣金率亦在參考各代理分銷之船票數量後釐定。

於營業記錄期間，娛樂公司(作為代理)於首個營業期間所賺取之船票收益約為204,000,000港元，於二零零零年度為337,000,000港元及於二零零一年度為291,000,000港元，而　貴集團之船票總收益分別約為744,000,000港元、1,328,000,000港元及1,230,000,000港元。娛樂公司(作為代理)賺取之船票收益佔信德中旅之售票總額平均超過25%。吾等注意到，娛樂公司是信德中旅之單一最大之售票代理，信德中旅委任娛樂公司作為其在澳門外港碼頭之獨家代理及在澳門其他地區直接經營之售票櫃位之非獨家代理，是既有效率且符合成本效益之做法。至於銷售與娛樂公司接近之其他獨立代理，信德中旅於營業記錄期間給予彼等約9.7%之佣金。就此而言，吾等認為，繼續藉5%之佣金作為獎勵以繼續善用娛樂公司在售票方面之優勢乃公平合理，此舉亦符合　貴公司及其股東(包括獨立股東)之利益。

向娛樂公司提供折扣

於營業記錄期間，娛樂公司獲提供娛樂公司為本身購買來往香港至澳門船票價格之12%固定折扣。信德中旅及娛樂公司於二零零二年四月二十九日協定，獲提供之折扣最多為12%(視乎購買量及所購買之船票等級而定)。根據　貴公司提供之統計，向獨立於信德中旅之大量買家提供之折扣介乎1.0%以下至37.4%之間，乃經參考彼等與信德中旅過往之關係、彼等之穩定需求及購買船票之數量後釐定。根據　貴公司提供之資料，於首個營業期間向娛樂公司提供之折扣之金額約為21,000,000港元，於二零零零年度約為40,000,000港元及於二零零一年度約為43,000,000港元。由於娛樂公司是信德中旅之單一最大客戶，吾等認為，給予娛樂公司之折扣率最多為12%，乃屬向獨立於信德中旅之其他大量買家給予折扣範圍之最末第三層(最高範圍超過37%)，對　貴公司及其股東(包括獨立股東)而言屬公平合理。

就提供碼頭安排服務償付娛樂公司

早於一九九九年六月成立信德中旅之前，娛樂公司一直處理　貴集團在澳門之船運業務之付款工作，並負責維修部份由遠東水翼船務之船隻使用之澳門碼頭，及向在澳門碼頭之所有遠東水翼船務之船隻提供碼頭服務。信德中旅於一九九九年六月成立後，娛樂公司

代理協議成為延續上述有關信德中旅營業之安排之文件根據。信德中旅將繼續按成本值償付娛樂公司提供其碼頭安排服務時所產生之開支。

貴公司向吾等指出，娛樂公司一直提供有效及順利之碼頭安排服務。吾等相信，信德中旅將因為這項持續安排而避免因承擔現時由娛樂公司在澳門碼頭履行之工作所招致之額外行政及管理費用。就此而言，吾等相信，繼續由娛樂公司履行碼頭安排服務乃符合　貴公司及其股東(包括獨立股東)之利益。此外，鑑於按實報實銷之基準向娛樂公司償付開支，吾等認為，作出償付乃公平合理。

建議新豁免之條款

誠如董事會函件所述，　貴公司已就娛樂公司交易申請新豁免及建議每年上限(「每年上限」)如下：

i. 向娛樂公司支付之每年佣金總額，將不超過　貴集團於各有關年度之每年營業總額之2.5%；

ii. 向娛樂公司支付之每年折扣總額，將不超過　貴集團於各有關年度之每年營業總額之4.5%；及

iii. 信德中旅將按成本值向娛樂公司償付每年總額，該總額將不超過　貴集團於各有關年度之每年營業總額之25%。

經與信德中旅及　貴公司之高級管理層磋商過之後，吾等明白到，重訂每年上限乃經考慮下列代價後釐定：

i. 娛樂公司(作為信德中旅之代理)於營業記錄期間賺取之售票額；

ii. 娛樂公司為本身於營業記錄期間購買之船票額；

iii. 信德中旅於營業記錄期間釐定船票之平均定價及信德中旅於有關財政年度之船票定價；

iv. 於營業記錄期間就碼頭安排服務向娛樂公司償付之款項；及

v. 澳門政府截至二零零一年十二月三十一日止三個年度過往入境旅客之統計。

雖然現有豁免施加之上限因為 貴集團物業發展於營業記錄期間貢獻之營業額大幅增加而無充份運用，吾等認為， 貴公司有足夠之緩衝以就娛樂公司交易保持若干程度之靈活性乃合理做法。吾等亦注意到，新豁免之每年上限百份比與聯交所於一九九九年一月及於一九九九年二月經當時之獨立股東在股東特別大會批准之現有豁免之每年上限百份比相同。吾等認為，每年上限符合 貴公司之利益及對獨立股東而言屬公平合理。

根據上文所述，同時鑑於娛樂公司是澳門碼頭之獨家營運商及仍為信德中旅之單一最大客戶，以及娛樂公司交易將繼續成為 貴集團核心船運業務不可或缺之部份，且娛樂公司交易乃按正常商業條款訂立，吾等認為，新豁免之條款(包括每年上限)符合 貴公司之利益及對股東(包括獨立股東)而言屬公平合理。

娛樂公司交易之基準

吾等認為，根據上市規則第十四章，由娛樂公司代理協議產生之娛樂公司交易技術上構成關連交易。就此而言，吾等認為，娛樂公司交易向來及將仍具備 貴集團正常業務過程中之持續性質。誠如董事會函件所述，董事認為，就每次產生娛樂公司交易時作出披露及尋求獨立股東之批准，乃不切實際及昂貴之做法。因此， 貴公司已向聯交所申請在三年期間(「豁免期間」)內毋須嚴格遵守根據上市規則第十四章有關披露及獨立股東批准之新豁免。

娛樂公司交易之條件

吾等注意到，娛樂公司交易視乎董事會函件中「持續關連交易之安排」一段所述之各項條件而定。下列條件對確定未來之娛樂公司交易是否按公平合理條款進行尤為重要:

1. 娛樂公司交易將按下列基準進行：

   i. 代理關係將按正常商業條款、公平基準及對獨立股東而言為公平合理之條款維持；

   ii. 將會根據娛樂公司代理協議條款，支付佣金、給予折扣及作出償付；

iii. 向娛樂公司支付之每年佣金總額，將不超過　貴集團每年營業總額之2.5%；

iv. 給予娛樂公司之每年折扣總額，將不超過　貴集團每年營業總額之4.5%；

v. 信德中旅向娛樂公司償付之每年款項將按成本計算，及將不超過　貴集團每年營業總額之25%；及

vi. 娛樂公司交易將於　貴集團之日常及一般業務中訂立。

2. 獨立非執行董事將會每年檢討娛樂公司交易，並在　貴公司年報中確認信德中旅與娛樂公司之關係是否按上文(1)(i)至(vi)之有關規定維持。

3. 貴公司之核數師將會每年檢討娛樂公司交易，並向董事會書面確認，已就娛樂公司交易取得董事會批准，及確認娛樂公司交易乃根據　貴公司財務報表所列　貴公司之定價政策而訂立，以及　貴公司有否遵守上述(1)(i)至(vi)之規定。

4. 娛樂公司交易之有關詳情，將按照上市規則第14.25(1)(A)至(D)條於　貴公司之年報內披露。

根據上述條件，吾等認為娛樂公司交易將有足夠披露。吾等認為，就新豁免(包括每年上限)於豁免期間之監察程序合理，將確保獨立股東之利益不但不會受到影響，反而得到保障。新豁免使　貴集團進行未來之娛樂公司交易時能更有效率及符合成本效益，容許　貴公司避免不切實際及昂貴之嚴格遵守，及更加善用原應用以符合上市規則規定之資源。假如在任何指定之財務期間，任何折扣、佣金或償付之金錢價值超過適用之每年上限，則有關交易須就各有關交易超過每年上限而受上市規則之有關規定所規限。故此，吾等認為，就娛樂公司交易之新豁免之條款符合　貴公司之利益及對股東(包括獨立股東)而言屬公平合理。

日常業務之正常條款

貴集團向吾等指出，自一九六四年以來，(i)使用娛樂公司作代理服務，(ii)為大量購買提供折扣及(iii)有關碼頭安排之服務均按持續基準進行。就此而言，吾等認為該等交易乃在日常業務過程中進行，及各方面之關係乃按商業及公平磋商原則維持。

吾等亦已檢討過給予獨立於信德中旅之其他代理之若干船票銷售情況。吾等注意到，娛樂公司交易(包括折扣及佣金)之條款與給予獨立第三者之條款相若。故此吾等認為，娛樂公司交易乃按正常商業條款訂立，而娛樂公司並無獲得較　貴集團之獨立第三者售票代理為優之待遇。

在檢討娛樂公司交易之條款時，吾等已與信德中旅之管理層作出討論及檢討　貴公司就其向其他獨立代理及客戶提供之條款之統計數字，顯示佣金和折扣均按公平基準及正常商業條款而釐定。

業務展望

誠如　貴公司截至二零零一年十二月三十一日止年度之年報中主席報告所述，董事預期澳門之博彩業開放後將為澳門之娛樂、旅遊及文化項目吸引新之投資。　貴集團對澳門未來前景充滿信心，董事相信，澳門將於未來數年所肩負起作為消閒及商業地點之角色將日益重要。預計前往澳門之乘客量有所增加及珠江三角洲之經濟發展蓬勃，　貴公司現正積極開拓地區路線之擴展。

繼中國加入世界貿易組織後，最近澳門旅遊業向好及社會秩序正在改善，以致對前往澳門之交通需求有所增加，吾等認為，董事對來往香港至澳門之客運量增長之預測為合理，並將因此對　貴公司及其股東(包括獨立股東)有利。

根據澳門政府於二零零二年三月向娛樂公司(透過其附屬公司)及其他兩家經營公司給予之幸運博彩經營批給，每家經營公司均有責任將來自博彩總收益之收益貢獻捐給一項公眾基金，以推廣及發展(其中包括)文化、教育、科學活動、城市發展及建設，以及推廣旅遊業。吾等認為，該等發展均能對推廣澳門旅遊業有正面影響。由於娛樂公司為澳門賭場及旅遊服務之主要提供者，對娛樂公司提供之客運服務需求將會增加乃合理假設。吾等認為，娛樂公司交易及新豁免之條款(包括每年上限)乃符合　貴公司及股東(包括獨立股東)之利益。

誠如　貴公司於二零零二年四月二十九日，就供股以籌集所得款項淨額約382,000,000港元而刊發之章程所述，所得款項將用以降低　貴集團之負債水平及進一步加強其財務狀況，從而令　貴集團處於有利位置，把握新之商機，包括有關澳門酒店服務之投資。如得以落實，吾等相信將對信德中旅之船運有利。吾等認為，給予娛樂公司折扣及佣金等獎勵將繼續對盈利能力有所貢獻，從而增加股東之價值，對　貴公司有利及對股東(包括獨立股東)而言屬公平合理。

推薦建議

經考慮上述主要因素後，吾等認為，新豁免之條款(包括每年上限)符合　貴公司及獨立股東之整體利益。因此，吾等推薦獨立董事委員會建議獨立股東，投資贊成將於即將舉行之　貴公司股東特別大會上提呈以批准新豁免之條款之第一項普通決議案。

此致

香港
干諾道中200號
信德中心
西座
39字頂樓
信德集團有限公司
獨立董事委員會　台照

代表
加拿大怡東融資有限公司
執行董事
Catherine Wong
謹啟

二零零二年五月十五日

購股權計劃

下列為呈交股東特別大會批准之新計劃主要條款概要：

(a) **目的**

新計劃旨在吸引及挽留優秀人才，協力發展本公司業務；向僱員及專家顧問提供額外鼓勵及透過新計劃令購股權持有人與股東之利益一致以促進本公司長遠財政上之成功。

(b) **參與人士**

根據新計劃之條款及上市規則之規定並在其規限下，董事會可向由其全權揀選之任何合資格承授人及彼等各自之任何相關信託及公司授出購股權。

(c) **行政管理事宜**

董事會負責管理新計劃。董事會之行政管理權力包括由其酌情決定以下事宜之權力：

(i) 根據新計劃選揀授出購股權予何等合資格承授人；

(ii) 在上市規則及適用法例規定下，決定何時授出購股權；

(iii) 根據新計劃決定授出之各份購股權所涉及之股份數目及批准購股權協議之形式；

(iv) 視乎各種情況決定任何購股權之條款及條件。該等條款及條件可包括：

- 行使價；
- 購股權項下股份必須接納之期限，該期限不得超過授出日期起計十年；
- 購股權歸屬前必須持有之最低期限(如有)(新計劃本身並不設任何最低持有期限)；
- 購股權行使前必須達致之工作表現目標(如有)(新計劃本身並不設任何工作表現目標)；

- 申請或接納購股權時須支付之數額（如有）及必須或可能付款或催繳或就此而言需要償還貸款之期限；

- 如有意在購股權行使時出售予以配發及發行之股份，須最少在二十四小時前向本公司發出事先通知；

(v) 詮釋及解釋新計劃及據此授出之購股權之條款；

(vi) 規定、修訂及廢除新計劃有關之規則和規例，包括為其他地區之僱員或合資格承授人而訂立並取得外國法律所賦予之優惠之有關規則和規例（惟該等規則和規例不得與上市規則之條款不符）。

(vii) 修改任何購股權協議之條款及條件（惟該修改不得與上市規則及新計劃之條款不符）。

(d) **授出購股權**

根據新計劃之條款及上市規則之規定並在其規限下，董事會有權於採納新計劃日期起計十年內，隨時向任何由董事會全權選揀之合資格承授人提出有關授予購股權之要約。

(e) **接納**

合資格承授人（或經董事會事先書面同意由該名合資格承授人之相關信託及公司）可於獲提出要約之日後二十八日內接納購股權。合資格承授人在接納購股權時應付象徵式代價1.00港元。

(f) **認購價**

任何特定購股權之認購價須為董事會在授出有關購股權時全權釐定，該認購價不得低於下列各項中之較高者：(i)於授出日期（必須為營業日）聯交所每日報價表所列之股份收市價；(ii)在緊接授出日期前五個營業日聯交所每日報價表所列之股份平均收市價；及(iii)股份之面值。

(g) **購股權期間**

購股權涉及之股份必須於董事會在授出購股權時全權決定之期間內認購，但該期間不得超過有關購股權授出日起計十年。

(h) **權利屬承授人個人所有**

購股權屬購股權持有人個人所有，不得出讓或轉讓。

(i) **所配發股份所附權利**

行使購股權而獲配發之股份，須受本公司當時有效之公司細則之所有條文約束，並將會與配發當日之已發行繳足股份享有同等權益，或(如本公司在該日暫停辦理股份過戶登記手續)與股東名冊重開可供登記之首日之已發行繳足股份享有同等權益(即持有人可參與所有在配發當日或之後派付或作出之所有股息或其他分派)，惟不包括任何在先前已宣派或建議或議決派付或作出之任何股息或其他分派，而且有關記錄日期在配發股份之前，或在股份配發登記在本公司股東名冊當日之前。

(j) **退休、身故或身體或神智方面完全永久傷殘之權利**

倘若購股權持有人(或倘購股權持有人為合資格承授人之相關信託或公司，則指有關之合資格承授人)身故或在身體或神智方面完全永久傷殘，或合資格承授人(倘合資格承授人為僱員)在悉數行使其購股權前退休，則購股權可於有關合資格承授人退休、身故或身體或神智方面完全永久傷殘後之十二(12)個月內或董事會決定之較長期間內(但無論如何不得遲於購股權協議所載該項購股權期限屆滿之日，除非董事會另行決定)予以行使。購股權可由合資格承授人之遺產代理人於該期間內行使。

倘若購股權未有在上述指定期限內行使，購股權將告失效。

(k) **因嚴重失職等原因而終止**

倘若購股權持有人(或倘購股權持有人為合資格承授人之相關信託或公司，則指有關之合資格承授人)基於以下原因不再是合資格承授人，包括其：嚴重失職、破產或無力償債、或已與其債權人全面達成任何償債安排或債務重組協議，或被裁定觸犯任何涉及其操守或誠信之刑事罪行，則購股權會隨即失效。

(l) **並非基於退休、身故、永久傷殘或嚴重失職而終止時之權利**

倘若任何購股權持有人(或倘購股權持有人為合資格承授人之相關信託或公司，則指有關之合資格承授人)，基於第(j)或(k)段以外之原因而不再為合資格承授人，則除非購股權協議另有規定，否則購股權持有人可於合資格承授人之身份終止後起計三個月內行使其購股權，但無論如何不得遲於購股權協議所載該項購股權期限屆滿之日。

(m) **獲提出收購時之權利**

倘若由於收購建議，股份購回建議或換股計劃或其他類似方式向全體股份持有人(或除卻收購人及／或由收購人控制之任何人士及／或與收購人聯合行動或一致行動之人士以外之所有股份持有人)提出全面收購建議，而該項收購建議在各方面成為或宣佈為無條件，則購股權持有人可於收購建議成為或宣佈為無條件之日後一個月內(或由董事會決定之較長期限)隨時行使購股權(以未行使之購股權為限)。在上文所規限下，購股權將於該建議截止日自動失效(以未行使之購股權為限)。

(n) **債務妥協或安排時之權利**

倘本公司與其股東或債權人之間，就本公司與任何其他公司或多間公司之合併作出妥協或安排，則本公司須於向各股東或債權人發出召開考慮有關債務妥協或安排之大會之通告同日，向購股權持有人發出有關通知。該名購股權持有人(或其遺產代理人)有權於該日起計兩個曆月內或由該日起至法院准許該項債務妥協或安排當日為止(取較短之期間)，行使其全數或部分購股權(以未行使之購股權為限)，惟上述之購股權行使事宜，須待該等債務妥協或安排獲法院准許並且生效，方可進行。而在該等債務妥協或安排生效後，所有購股權均會失效，惟先前已根據新計劃行使者除外。本公司可要求購股權持有人轉讓或以其他方式處理在該等情況行使購股權而予以發行之股份，務求使購股權持有人之處境與假設該等股份受到有關債務妥協或安排影響之處境保持不變。

(o) **本公司自願清盤時之權利**

倘若本公司向股東發出通告召開股東大會，以考慮及酌情通過有關批准本公司自願清盤之決議案，本公司須於其向各股東寄發有關通知當日或在之後盡快向所有購股權持有人發出有關通知(連同新計劃內有關此(o)段之條文乃為存在之通知)，而各購股權持有人(或其遺產代理人)有權最遲於建議召開之本公司股東大會舉行前兩個營業

日，隨時向本公司發出書面通知，並附夾該項通知所涉及之股份總認購價之全數款項，藉以行使其全數或任何購股權（以未行使之購股權為限），而本公司須盡快（無論如何不得遲於緊接上述建議召開之股東大會舉行日期前之營業日）配發入賬列為繳足之有關股份予購股權持有人。在上文所規限下，購股權將於本公司開始清盤之日自動失效（以未行使之購股權為限）。

(p) **購股權失效**

購股權（以尚未行使之購股權為限）將於下列事項發生時（以最早發生者為準）自動失效：(i)購股權期間屆滿時；(ii)第(j)、(k)、(l)、(m)、(n)及(o)段所指之任何期間屆滿時；及(iii)董事會確認出現了第(h)段之違反事宜當日，惟董事會可自行決定延長第(c)及(j)段所指之購股權期限。

(q) **註銷購股權**

本公司可在獲得參與者批准後，註銷已授出但尚未行使或根據新計劃之條款已失效之購股權。倘若本公司註銷購股權，並向相同之合資格承授人提呈發行新購股權，則重新發行之購股權只可根據新計劃並在下文第(r)段所載限額之內，以未發行之購股權（不包括已註銷之購股權）授出。

(r) **新計劃項下之最高股份數目**

(i) 主要限額

根據新計劃及本公司任何其他計劃授出及尚未行使之所有購股權在行使時可予發行之股份總數，不得超過當時已發行股份之30%。本公司不得根據任何計劃授出任何會導致超出限額之購股權。

(ii) 授權限額

除上文第(r)(i)分段所述限額及在下文第(r)(iii)分段所指之重訂授權限額獲得批准之前，根據新計劃及本公司任何其他計劃授出之所有購股權在行使時可予發行之股份總數，不得超過採納新計劃當日之已發行股份之10%（「授權限額」）。根據新計劃或本公司任何其他計劃之條款而告失效之購股權，在計算該10%限額時將不會計算在內。

(iii) 重訂授權限額

本公司可由股東通過普通決議案重訂授權限額(「經重訂之授權限額」)。然而，按經重訂之授權限額根據本公司所有計劃授出之所有購股權在行使時可予發行之股份總數，不得超過批准該限額當日已發行股份之10%。先前根據各計劃授出之購股權(包括未行使、已註銷、已根據計劃失效或已行使之購股權)，在計算經重訂之授權限額時將不會計算在內。本公司將為此向股東寄發一份載有上市規則第17章規定之資料之通函。

(iv) 向特定參與者授出購股權

本公司可在股東大會上尋求股東另行批准向特定參與者授出超過授權限額(倘適用，經重訂之授權限額)之購股權。建議進一步授出購股權之董事會會議日期，就該項授予而言被視作授予日期論。

(v) 各參與者之限額

根據新計劃及本公司任何其他計劃於任何十二個月期間內授予各參與者之購股權(不論已行使或尚未行使)在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。倘欲於截至包括進一步授出當日止十二個月期間內進一步授出超過此限額之購股權(包括已行使、已註銷及尚未行使之購股權)，則須經股東在股東大會上另行批准，而有關購股權持有人及其聯繫人(定義見上市規則)須放棄對該項決議案投票。建議進一步授出購股權之董事會會議日期，就該項授予而言被視作授予日期論。本公司將為此向股東寄發一份通函，而該通函將披露參與者之身份、獲授購股權(及之前授予該參與者之購股權)之數目及條款、根據第17.02(2)(d)條規定之資料及根據第17.02(4)條規定之免責聲明或根據上市規則可能不時規定之該等其他資料。

(s) **股本結構重組之影響**

倘若於任何購股權仍可行使時，本公司之股本結構發生變動，不論該等變動是源於將盈利或儲備撥充資本、供股或本公司向其股份持有人作出之其他全面收購、股份合併、股份拆細，股本削減或類似之公司股本重組，均須對下列項目作出相應之變動(如有)：(a)尚未行使之購股權所涉及之股份數目及／或面值；(b)認購價；(c)行使購股權之方法；及／或(d)上文(r)段所指之最高股份數目，並須獲核數師向董事會發出書面證明，指出彼等認為該等變動一般或就任何特定之購股權持有人而言乃為公平合理(惟資本化發行並不須如此證明)。然而，(i)在任何該等調整後，該名購股權持有人在悉數

行使購股權時應付之認購價總額，必須盡可能與作出調整前相同（但不可較大）；(ii)任何該等調整均不得使股份以低於其面值發行；及(iii)購股權持有人就其所持購股權可認購本公司已發行股本中所持比例不得因任何該等調整而較作出調整前其所持比例為大。

為清楚起見，發行股份作為交易代價不得視作為需要作出上述改動之情況。

(t) **新計劃之改動**

新計劃可由董事會通過決議案在任何方面作出改動，惟在未經本公司於股東大會上通過決議案事先批准前，新計劃中有關上市規則第17.03條所述事項之條文，不得為購股權持有人或即將成為購股權持有人之人士之利益而作出修訂。任何該等改動不得對作出改動前已授出或同意授出之任何購股權之發行條款有任何不利影響，惟倘大多數之購股權持有人同意或批准改動，導致根據本公司當時之公司細則之規定股東須改動股份所附權利，則屬例外。新計劃條款及條件之任何重大變動，或對已授出購股權之條款作出更改，必須經由股東批准，惟倘該等更改乃根據新計劃之現行條款而自動生效則除外。新計劃之經修訂條款必須符合上市規則第十七章之有關規定。董事會有關改動新計劃條款之權力如要更改，必須經由股東批准。在上市規則及新計劃條款之規限下，董事會可以隨時以恩恤理由或任何其他理由，全權決定撤銷、豁免或改變購股權協議之條件、限制或局限情況。

(u) **新計劃之終止**

本公司可藉在股東大會上通過決議案，或由董事會決定，隨時終止實施新計劃。在此情況下，在新計劃終止後，將不再授出其他購股權，但新計劃之條文在其他各方面將仍具十足效力及效用。在終止前授出但未行使之所有購股權將仍然有效及可根據新計劃予以行使。

1. 責任聲明

本通函乃遵照上市規則而提供有關本公司之資料。董事對本通函所載之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，並無遺漏任何其他事實，致使本通函所載任何內容產生誤導。

2. 權益披露

於最後實際可行日期，董事在本公司或其相聯法團(按證券披露權益條例(「披露權益條例」之定義)股本中擁有根據披露權益條例第28條須知會本公司及聯交所之權益(包括根據披露權益條例第31條或附表第一部彼等被視為或當作擁有之權益)或根據披露權益條例第29條規定本通函所述須載於登記冊內之權益或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

(a) 董事於本公司之權益

	所持有之股份數目		
董事姓名	個人權益	家族權益	公司權益
何鴻燊博士(附註)	240,517,502	4,915,780	36,285,523
羅保爵士	—	—	—
關超然	—	—	—
鄭裕彤	—	—	—
莫何婉穎	266,102	—	—
何超瓊	8,835,045	—	—
何超鳳	9,249,802	—	—
蘇樹輝	8,325,000	—	—
禤永明	48,000	—	—
謝天賜	2,325,000	—	—
陳偉能	8,025,000	—	—
何超蕸	—	—	—

附註：　何鴻燊博士實益擁有Sharikat Investments Ltd.及Dareset Ltd.之權益，而該兩家公司分別實益擁有11,446,536股及24,838,987股股份。

(b) **董事於附屬公司之權益**

董事姓名	附屬公司名稱	個人權益	公司權益
何鴻燊	信德文化廣場有限公司	—	普通股4股 (或40%)
	Stabilo Limited	普通股560股(或11.2%)	—
蘇樹輝	Stabilo Limited	普通股72股(或1.44%)	—
岑永明	Stabilo Limited	普通股68股(或1.36%)	—
謝天賜	Stabilo Limited	普通股68股(或1.36%)	—
陳偉能	Stabilo Limited	普通股32股(或0.64%)	—

蘇樹輝博士、謝天賜先生、岑永明先生、何超瓊女士及何超鳳女士受本公司或其附屬公司委託持有附屬公司之若干代理人股份。

(c) **董事於聯營公司之權益**

何鴻燊博士持有南耀有限公司普通股1股(即10%權益)作為其個人權益。

(d) **購股權**

於最後實際可行日期，根據現有計劃授予董事之購股權之詳情如下：

承授人	授出日期	行使期間	每股股份之行使價	購股權數目
何鴻燊	一九九三年六月十日	一九九三年六月十日至二零零三年六月九日	5.18元	30,000,000
何超瓊	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.48元	2,500,000
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20元	10,000,000
何超鳳	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.48元	2,700,000
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20元	10,000,000
何超蕸	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20元	3,000,000

(e) **於合約或安排中之權益**

(i) 於二零零二年一月三日訂立之協議，本集團重續與娛樂公司訂立之出租協議，自二零零二年一月一日起計，為期一年，何鴻燊博士及鄭裕彤博士於娛樂公司擁有權益。根據協議，本集團向娛樂公司出租兩艘客輪，並代其經營來往九龍中國客運碼頭至澳門新口岸碼頭之平價客輪服務。為期一年之租金協定約為106,700,000港元。

根據娛樂公司代理協議，本集團委任娛樂公司作為其於澳門碼頭出售船票之獨家代理，及在澳門其他地區直接經營之售票櫃位出售船票之非獨家代理。娛樂公司支付之佣金協定為娛樂公司售票總額淨值(不包括娛樂公司購買之船票)之5%。

除本通函所披露者外，於最後實際可行日期，本集團任何成員公司概無訂立任何董事於其當中擁有重大權益及對本集團之業務而言屬重大之合約或安排。

(ii) 於二零零二年二月二十日訂立之協議，本集團將其於一間提供貨物空運服務之香港華民航空有限公司(「香港航空」)中25%之權益售予國泰航空有限公司，代價為194,000,000港元。本集團於香港航空之權益由一間附屬公司Stabilo Limited持有，何鴻燊博士、蘇樹輝博士、禤永明先生、謝天賜先生及陳偉能先生亦於該公司擁有實益權益。

本集團向何鴻燊博士、娛樂公司及新世界發展有限公司(鄭裕彤博士為主席兼主要股東)實益擁有之公司信德中心有限公司租用信德中心之碼頭空間。本集團於截至二零零一年十二月三十一日止年度根據於最後實際可行日期仍然有效之租約之條款所支付之租金及相關開支約為4,500,000港元。

除本通函所披露者外，於最後實際可行日期，董事概無於自二零零一年十二月三十一日以來(即本公司最近期公佈經審核賬目之編製日期)已獲本集團任何成員公司收購或出售，或出租予本集團任何成員公司，或建議由本集團任何成員公司收購或出售，或建議出租予本集團任何成員公司之任何資產中擁有任何直接或間接權益。

(iii) 於最後實際可行日期，董事概無與任何本集團成員公司訂立任何現有或建議訂立之服務合約(不包括一年內屆滿或由僱主不作補償(法定補償除外)而予以終止之合約)。

(f) **主要股東**

於最後實際可行日期，根據披露權益條例第16(1)條存置之主要股東名冊顯示除權益載於上文之何鴻燊博士外，下列股東於本公司已發行股本中擁有10%或以上之權益：

股東名稱	所持有之股份數目
信德船務有限公司及其附屬公司(附註)	598,030,322

附註： 何鴻燊博士、鄭裕彤博士及莫何婉穎女士實益擁有信德船務有限公司之權益。

除本通函所披露者外，概無任何人士因於本公司已發行股本中擁有10%或以上之權益而已知會本公司。

3. 重大合約

下列屬或可能屬重大之合約乃本公司於緊接本通函刊發日期前兩年內訂立(於日常業務過程中訂立之合約則除外)：

本公司於二零零二年三月二十一日就本公司之供股與百德能證券有限公司、金英証券(香港)有限公司及和昇國際有限公司訂立之包銷協議。

4. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，及據董事所知，本公司或其任何附屬公司亦無尚未了結或面臨威脅之重大訴訟或索償。

5. 重大不利變動

董事並不知悉，自二零零一年十二月三十一日(即本集團最近期公佈經審核財務報表之編製日期)起，本集團之財務或經營狀況有任何重大不利變動。

6. 專家

(a) 加拿大怡東融資(註冊交易商)已就本通函之刊發發出書面同意書，同意按本通函所示之形式及涵義，轉載其函件及引述其名稱及函件，迄今並無撤回該書面同意書。加拿大怡東融資之函件(全文載於本通函)之發出乃供轉載於本通函；及

(b) 於最後實際可行日期，加拿大怡東融資於本集團任何成員公司並無任何股權或可認購或提名他人認購本公司或本集團任何成員公司之任何證券之權利。

7. 其他事項

(a) 本公司之註冊辦事處為香港干諾道中200號信德中心西座39字頂樓；及

(b) 本通函及隨附之代表委任表格之中、英文版本如有歧異，概以英文版本為準。

8. 備查文件

下列文件之副本由本通函刊發之日起至二零零二年五月三十日(包括該日)止一般辦公時間內(星期六及公眾假期除外)，在本公司於香港之註冊辦事處(地址為香港干諾道中200號信德中心西座39字頂樓)可供查閱，亦在股東特別大會上可供查閱：

(a) 本公司之公司組織章程大綱及公司細則；

(b) 本公司於截至二零零一年十二月三十一日止兩個年度之年報；

(c) 本附錄「重大合約」一段所指之重大合約；

(d) 新計劃；

(e) 加拿大怡東融資於二零零二年五月十五日向獨立董事委員會發出之函件，全文載於本通函第14至第22頁；

(f) 加拿大怡東融資之同意書；及

(g) 娛樂公司代理協議。

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

茲通告本公司將於二零零二年五月三十一日(星期五)下午二時四十分(或本公司於同日及同一地點召開之股東週年大會結束或續會後盡快舉行)假座香港干諾道中200號信德中心東座一樓澳門賽馬會會所黃金閣舉行股東特別大會，藉以考慮及酌情以本公司之普通決議案形式通過以下決議案：

第一項普通決議案

「**動議**批准新豁免(按本公司於二零零二年五月十五日致股東之通函(「通函」)所界定及陳述，註有「A」字樣之副本已提呈大會，並由大會主席簽署，以資識別)及其條款。」

第二項普通決議案

「**動議**待香港聯合交易所有限公司批准根據按與通函所指之購股權計劃(「購股權計劃」，購股權計劃之條款載於註有「B」字樣之付印文件，已提呈大會，並由大會主席簽署，以資識別)授予之任何購股權獲行使而予以發行之股份上市及買賣後，批准及採納購股權計劃為本公司之購股權計劃，並授權本公司董事據此授予購股權及根據購股權計劃配發及發行股份，以及採取對執行該購股權計劃可能必要或可行之所有步驟。」

第三項普通決議案

「**動議**待本通告所指之第二項普通決議案之決議案獲通過及成為無條件後，本公司於一九九三年五月十八日採納之本公司之現有購股權計劃將予以終止，由該決議案成為無條件之日起生效。」

承董事會命
公司秘書
蘇樹輝博士

香港，二零零二年五月十五日

註冊辦事處：
香港
干諾道中200號
信德中心
西座
39字頂樓

附註：

1. 凡有權出席上述通告召開之大會並於會上投票之本公司股東，均有權委任一名或兩名受委代表代其出席，並於會上代其投票。受委代表毋須為本公司之股東。

2. 委任受委代表之文據連同經簽署之授權書或其他授權文件(如有)或經由公證人或授權人士簽署證明之該等授權書或授權文件副本，須於大會或其任何續會指定舉行時間48小時前送達本公司之註冊辦事處，方為有效。

3. 填妥及交回代表委任表格後， 閣下仍可出席大會，並在會上投票。倘 閣下能出席大會及於會上投票，則代表委任表格將被視為予以撤銷。

4. 上述股東特別大會適用之代表委任表格已隨附於本通函內。

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信德集團有限公司股份全部**售出**，應立即將本通函及隨附之代表委任表格送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主。

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

有關娛樂公司交易之
持續關連交易
及
採納新購股權計劃
及
終止現有購股權計劃

就有關娛樂公司交易之持續關連交易
向獨立董事委員會提供意見之獨立財務顧問

加拿大怡東融資有限公司

加拿大怡東融資有限公司之函件載有其向獨立董事委員會提供之意見及推薦建議，全文載於本通函第14至第22頁。

本公司謹訂於二零零二年五月三十一日(星期五)下午二時四十分(或本公司於同日及同一地點舉行之股東週年大會結束或續會後盡快舉行)在香港干諾道中200號信德中心東座一樓澳門賽馬會會所黃金閣舉行股東特別大會，大會通告載於本通函第35至第36頁。無論　閣下能否出席股東特別大會，務請按照隨附之代表委任表格所印列之指示盡快將表格填妥及交回，惟無論如何最遲須於大會或任何續會舉行時間前48小時前交回。　閣下填妥及交回代表委任表格後，仍可出席股東特別大會，並於會上投票。

二零零二年五月十五日